

Italy
09/28/03
Five-hour blackout affects most of country's 57 million residents

American Power Conversion Corporation 2003 Annual Report

Legendary Reliability®

Five Year Financial History	2003	2002	2001	2000	1999
Net Sales	**$1,464,798**	$1,300,025	$1,404,784	$1,470,344	$1,331,708
Cost of Goods Sold	**852,615**	816,318	920,895	867,680	747,389
Gross Profit	**612,183**	483,707	483,889	602,664	584,319
Research & Development	**67,639**	60,058	54,646	46,898	34,592
Total Operating Expenses	**383,068**	332,760	339,036	393,191	305,094
Operating Income	**229,115**	150,947	144,853	209,473	279,225
Net Income Before Cumulative Effect of Accounting Change	**176,938**	116,522	113,365	165,651	206,224
Net Income	**$176,938**	$82,022	$113,365	$165,651	$206,224
Diluted Earnings Per Share	**$0.88**	$0.42	$0.58	$0.83	$1.05
Total Assets	**$1,805,966**	$1,604,580	$1,420,772	$1,317,105	$1,106,938
Working Capital	**$1,217,471**	$999,102	$884,421	$744,813	$706,038
Cash & Cash Equivalents	**$252,114**	$209,322	$288,210	$283,025	$456,325
Short Term Investments	**$496,209**	$430,986	$104,868	$25,000	–
Long Term Investments	**$58,525**	$56,293	–	–	–
Long Term Debt	–	–	–	–	–

NOTE: Results are presented according to accounting principles generally accepted in the United States. Dollars are in thousands except for diluted earnings per share.

Stock Price

Quarter	High	Low
2003		
Q1	**$17.14**	**$13.90**
Q2	**$17.50**	**$13.72**
Q3	**$18.86**	**$15.20**
Q4	**$24.69**	**$16.65**
2002		
Q1	$16.24	$12.29
Q2	$14.74	$12.07
Q3	$13.43	$9.75
Q4	$16.60	$9.06


1500
1200
900
600
300
0
1332
1470
1405
1300
1465
1999 2000 2001 2002 2003
dollars in millions
Net Sales


300
250
200
150
100
50
0
279
209
145
151
229
1999 2000 2001 2002 2003
dollars in millions
Operating Income


250
200
150
100
50
0
206
166
113
82
177
1999 2000 2001 2002 2003
dollars in millions
Net Income


1.2
1.0
0.8
0.6
0.4
0.2
0.0
1.05
0.83
0.58
0.42
0.88
1999 2000 2001 2002 2003
dollars
Diluted Earnings Per Share


2000
1500
1000
500
0
1107
1317
1421
1605
1806
1999 2000 2001 2002 2003
dollars in millions
Total Assets


800
700
600
500
400
300
200
100
0
456
308
393
697
807
1999 2000 2001 2002 2003
dollars in millions
Cash, Cash Equivalents & Investments



Cover photograph is a composite of hundreds of satellite pictures.
Data courtesy of Marc Imhoff of NASA GSFC and Christopher Elvidge of NOAA NGDC.
Image by Craig Mayhew and Robert Simmon, NASA GSFC.

Dear Fellow Shareholder:

2003 was an outstanding year for APC. Coming off what can only be characterized as one of the most challenging times in the IT industry, we are excited by our opportunities and have supported that optimism with a heightened level of investment. Our record financial performance reflected the fact that customers worldwide are enthusiastically embracing our innovative suite of power and availability products. We achieved robust annual revenue and income growth, and ended the year with the strongest balance sheet in the history of the company, including over $800 million in cash and investments. We also remain debt-free.

The value of this performance transcends these printed pages. It means we can provide significant marketing and sales support to current product lines while also investing in the research and development that is required to create future innovations. It means we can educate customers about category-changing solutions like InfraStruXure™. It means we can continue to build and nurture a global company with top-notch manufacturing, distribution, sales and support capabilities worldwide. And it means we can answer "yes" when large companies are searching for a stable, global partner in an environment of uncertainty.

Our strong performance also enabled us to initiate a quarterly cash dividend, which we did for the first time in September. We were delighted to declare the dividend and share the Company's ongoing success with you.

At the heart of APC's performance is our focus on our customers. Our mission is to support their computing activity end to end, from individual desktops and mobile laptops where data is created, to the network that transmits it, to the data center where it resides. Our products are diverse, but share a common purpose: to enhance availability and productivity. Their importance was underscored throughout 2003 by dramatic power events, including the blackout in the Northeast United States and Canada on August 14 that left more than 50 million people without power for nearly 30 hours. Such events further establish the need for power protection to ensure availability. For many unprepared companies, this is a stark realization. They recognize that they are vulnerable, and power events are likely to happen again.

Reinventing Data Center Infrastructure

Our initiatives in the data center space are allowing customers to meet the challenge of network availability

Corporate Governance

APC remains fundamentally committed to principles of good corporate governance and high ethical standards. We have incorporated these principles and standards into our operations and daily business judgments in order to enhance our strategies, effectiveness and efficiency, and with the goal of fostering a high degree of confidence and trust among our stockholders, customers, employees and business partners.

As the recipient of hundreds of awards worldwide, APC is recognized for excellence in both its business and product performance. Every year since 1999, APC has been named to the *Forbes* **Platinum 400** list of the Best Big Companies in America.




Innov
InfraStruXure
POWER RACK COOLING
On-demand architecture for network-critical physical infrastructure

Olympus Corporation

Tokyo, Japan

SIMPLIFIED SOLUTION

"Every time we introduced a server, we were always repeating tasks of determining the specifications of the uninterruptible power supply (UPS) and completing order forms, and it was all extremely complicated. We wanted to integrate all of those aspects and adopt a highly reliable power solution for the building of our infrastructure."

Masashi Asano
Assistant Manager
Information Systems Department

more efficiently and cost effectively than ever. We were especially encouraged by the rave reviews and steady sales activity generated by InfraStruXure, our new on-demand architecture for network-critical physical infrastructure (NCPI). NCPI is the foundation upon which information technology (IT) and telecommunication networks reside. It includes power, cooling, racks and physical structure; security and fire protection; cabling; and the management and servicing of these elements.

InfraStruXure's patent-pending "all-in-one" solution is gaining ground versus the legacy competitors while underscoring our position as the "thought leader" in the data center market. Fully integrating power, cooling and environmental management within a rack-optimized design, InfraStruXure's agile architecture dramatically reduces NCPI installation time while decreasing total cost of ownership. As companies implement adaptable, on-demand IT systems, InfraStruXure enables them to quickly and cost effectively support changing IT requirements while freeing up valuable IT resources. For the first time, NCPI systems can adapt on the fly to changing IT needs. InfraStruXure also provides a cutting-edge solution for systematically eliminating human error, another significant contributing factor to data center downtime.

Right-sizing Versus Oversizing

Traditionally, companies have custom-built their data centers. The process is long and expensive, with a heavy reliance on one-time engineering based on "best-guess" estimates of future capacity needs. Five years after the average data center is built, we have found that frequently only 20 to 25% of installed capacity is being used.

No more. With InfraStuXure, oversizing and custom-built design give way to right-sizing and standardization, with all the essential NCPI elements integrated into a single management architecture. Modular components are pre-engineered, pre-configured, pre-manufactured and pre-tested to create an easy-to-use, easy-to-put-together solution. One-time engineering is virtually eliminated. Human error is minimized. IT professionals are now empowered to specify, operate and manage their NCPI with an extremely agile system offering a lower cost of ownership.

Spreading the Word

This past year, we ramped up sales and marketing programs focused on InfraStruXure, including seminars, hands-on



Deloitte, Netherlands

Amsterdam, Netherlands

OPTIMIZED PRODUCTIVITY

"InfraStruXure allows you to concentrate all your activities on optimizing the development of new applications that, in turn, will allow clients and employees to achieve better results."

Erik Ubels
CIO, Netherlands


Temperature
(deg C) (deg F)
>40 >104
33 91.4
26 78.8
19 66.2
<12 <53.6
Before
After

These simulations show IT enclosures in a data center environment, arranged in a hot aisle, cold aisle format, where rack fronts face other rack fronts, and rack backs face other rack backs. **Before:** Using traditional cooling methods, the heat generated in the IT racks circulates throughout the room. This results in the mixing of hot and cool air, preventing efficient cooling of high-density areas. **After:** Innovative InfraStruXure technology utilizes a self-contained cooling system that doesn't require cooling of the entire room. Rather, this technology neutralizes the hot air where it is created, resulting in the ability to cool up to 20 kilowatts (kW) in any rack.



Avon Old
Farms School

Avon, Connecticut

EASY TO MANAGE

"With only two systems people to support the entire campus, it's an immense help to have such an easy-to-manage solution as InfraStruXure. School budgets are always tight, so the InfraStruXure's pay-as-you-grow approach is perfect."

Deb Case
Director of Information Technology

training events for channel partners and end-users, and Webinars. We held chief information officer (CIO) events, continued to build our global enterprise sales team and established demonstration centers in key locations. InfraStruXure's pay-as-you-grow architecture is resonating with IT and data center managers facing dynamic business challenges. In addition to the strong acceptance we are experiencing in the U.S., I am especially pleased to see InfraStruXure gaining acceptance worldwide, with recent installations in Australia, Germany, China, India, Japan, Korea, the Netherlands, Russia, Singapore and the U.K.

In 2003, InfraStruXure received nearly 20 awards worldwide as one of the best innovations in the data center and enterprise space. Several international publications also recognized InfraStruXure, including magazines in Europe, Asia and Latin America.

Clearly, the data center market represents immense potential for APC. In 2003, our large systems solutions delivered strong revenue growth, and we have only scratched the surface. Our objective is to gain further market acceptance as the company expands its InfraStruXure solutions set and market education efforts.

Innovation for Global End-to-end Nonstop Networking™

In 2003, we balanced our ongoing emphasis on becoming the "thought leader" in the data center space with continued outstanding performance in our core uninterruptible power supply (UPS) business. APC solutions are the cornerstones in power protection for small- and medium-sized businesses, where ensuring availability is an ever-changing challenge.

This challenge was never more apparent than during the blackout that hit the Northeast United States and Canada in August, plunging more than 50 million people into darkness. The financial impact on businesses and consumers throughout the region was measured in billions of dollars. The role our core products, such as Smart-UPS®, play in maintaining availability for businesses impacted by short and lengthy power outages cannot be understated. One such example following the Northeast Blackout came from Richard Verry, systems administrator and software engineer at the Children's Institute in Rochester, New York. Mr. Verry told us that on the morning following the blackout, he was complimented on the way he had performed to ensure that no one suffered any ill effects due to the power outage. He said he thanked his colleague and smiled to himself, knowing that it would not have been possible without his APC Smart-UPS and PowerChute®.

To keep APC's products in step with our customers' constantly changing availability needs, we continue to innovate our entire lineup of products ensuring end-to-end Nonstop Networking. Our job is to anticipate the issues confronting companies and consumers, and to develop smart new solutions and product enhancements for meeting them. In 2003, we did this very well.

APC's Smart-UPS family, the industry standard for servers, was enhanced with the introduction of our fourth generation of product. These versatile new UPSs deliver more power in a smaller footprint, making them ideal for high power density applications, such as rack-optimized servers, server blades and storage. They may be mounted in a variety of network equipment,



Innovative new products aligned with changing customer needs has kept APC's Smart-UPS among the world's most popular UPSs for servers and networking applications.


Legendary Reliability

Road Show

With a lineup of innovative new products and programs in tow, APC embarked on a vast multinational educational program during 2003. The multi-tiered endeavor bolstered awareness of APC's innovative NCPI solutions, while educating partners and end users on how best to engineer data center solutions.

Our 2003 trade show and conference program focused on promoting our InfraStruXure message to data center decision makers, including CIOs and IT managers. Educating these prospects on InfraStruXure's unique benefits is essential.

In addition, APC hosted executive-level events and partnered with leading information technology experts. We greatly increased our participation in high-level conferences, round tables and events, and targeted important vertical markets, including healthcare IT, industrial automation and the financial sector.


THE ART AND SCIENCE
OF INTEGRATION

CeBIT 2004

The largest tradeshow of any kind anywhere in the world, CeBIT brought approximately 510,000 attendees to Hannover, Germany, to view an international showcase for information and telecommunications technology. At left, attendees gather around to inspect an exhibit of APC's newest innovative solutions.









ADCS, Inc.

Poway, California

DOWNTIME DENIED

"The 'Cedar Fire' ravaged all around the business park and up to our building's property line. Our facilities staff were hosing embers off the roof because no fire department resources were available. On Sunday, we experienced 56 power spikes/outages/fluctuations but we never experienced any Internet/e-mail/telecommunications/server downtime thanks to our APC InfaStruXure system."

Cliff Rittel
Director of IT

telecommunications and IT racks. New Smart-UPSs can be incorporated into our InfraStruXure architecture, as well.

We also enhanced our Back-UPS® family for desktop PCs with new broadband solutions and longer runtime UPSs. Additionally, we revamped our SurgeArrest® product line, segmenting it into three price points to appeal to a variety of users: Essential, Home/Office and Performance.

Our latest PowerShield™ offerings are designed to back up and power the essential services delivering voice, video and data to small businesses and home users worldwide. They are now a key component of many of these networks, including cable telephony, fiber to the home, and wireless local loop.

On the home front, APC's gaming solutions efforts were enhanced by the introduction of a new line of Microsoft-licensed power protection equipment, specifically designed for the Xbox™ video game system. Xbox gamers now enjoy enhanced protection against the dangers of power surges, spikes and even lightning.



APC's flagship UPS product families continued to set the standard for the industry, garnering accolades from leading technology publications worldwide. Whether the review was written for a mobile professional, a desktop PC user or a network manager, APC products came out on top, reaffirming our commanding position as the brand of choice for PCs and servers. Here are just two examples of the global recognition that our products received: APC's Back-UPS ES was the "Best Product of 2003," according to *PC World* magazine in Russia; and APC's Smart-UPS was the "Readers' Choice Star Performer" in the Micro-UPS category from *Asia Computer Weekly* (ACW).

Keeping Pace with Mobile Professionals

Today's business professionals are on the go as never before, and APC is right in step with them. People need constant access to a wide range of information, whether in a building, on a plane or in a car. They also need to communicate, and use a variety of mobile devices to do so – notebook computers, cellular phones, PDAs and more. With APC's TravelPower™ Case, they can ensure various mobile devices are constantly charged and ready to use while decreasing the number of power adapters they need to carry.

We introduced our TravelPower Case to immediate acclaim. *Network World Fusion* awarded its highest rating, observing that "...beyond its sturdiness and overall perfect design, it also includes what virtually all cases have been missing, a perfectly fit and completely adaptable power adapter."

HOME AUTOMATION

Home Automation magazine placed our TravelPower Case among its **Top 50 Products** of 2003. *Fortune* magazine included us in its **Gifts for Mobile Fathers** feature article, and we received the **Best of RetailVision Award** from RetailVision in the U.S. and Europe.



Mazzetti & Associates, Consultants & Engineers

Minneapolis, Minnesota

ONE FOR ALL

"APC's InfraStruXure is unique in that it offers us high-end design, both technically and visually. It's a complete solution. We are now protecting, cooling and powering our IP-based phone system switch and router, and our network/data file server with two InfraStruXure racks."

Brian Benson
Associate

APC received three *CRN* Channel Champion awards in 2003, including the Platinum Channel Award for the highest score among all solution providers, regardless of category, and the Platinum Channel Award for highest overall score among large solution providers. In addition, for the tenth year in a row, APC received the Channel Champion award in the UPS category.

We were delighted with TravelPower's reception, and moved to build on our momentum. In November 2003, we introduced the new APC Wireless Mobile Router, which integrates into our TravelPower Case through the router's patent-pending design and allows a PC or laptop user to access a network without a direct cable connection. Conference and hotel rooms do not always have multiple networking ports to accommodate multiple users. Our new Wireless Mobile Router offers an economical, compact and portable solution. And because it integrates seamlessly with the APC TravelPower Case, it makes wireless access when traveling faster and easier for both single and multiple users.

Looking Ahead

APC started 2004 in a very strong competitive, financial and strategic position. We are encouraged by our prospects moving forward. Our objective is to empower IT users and professionals with the knowledge, tools and solutions they need to effectively design, build and manage network-critical physical infrastructure (NCPI). Whether the customer is looking for a way to improve business productivity for mobile professionals or deploy an integrated NCPI system in just days, APC is leading the way with innovative, affordable solutions across the entire network. In doing so, we strive to become a trusted, global partner, committed to solving our customers' current NCPI problems and helping them anticipate the challenges of tomorrow.


APC
Battery Backup
1500VA
Game Manager
Home Networks
TravelPower Case
Surge Protector

APC has a robust presence in the retail environment, with products ranging from gaming protection to wireless routers. APC was named the 2003 **CompUSA Vendor of the Year** in the peripherals category.

We will accomplish this by dramatically reducing the level of complexity they face in designing, building and managing the infrastructure that is at the very core of maintaining their business continuity, application availability and network reliability.

To aggressively drive the growth of our NCPI solutions, we plan to sustain ongoing operating expense investments in sales and marketing. We remain committed to staying a step ahead of the industry across all segments. We will continue to fund our research and development efforts to meet the future needs of our customers and potentially expand into emerging, high-growth areas.

In closing, I would like to thank our customers, our business partners, our employees and our shareholders for their ongoing support of APC. With this team of stakeholders, our company is poised for continued success.

Rodger B. Dowdell, Jr.
Chairman, President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number 1-12432

AMERICAN POWER CONVERSION CORPORATION
(Exact name of registrant as specified in its charter)

MASSACHUSETTS	**04-2722013**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

132 FAIRGROUNDS ROAD, WEST KINGSTON, RHODE ISLAND 02892
401-789-5735
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	Pacific Exchange, Inc. Nasdaq National Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the outstanding common stock, other than shares held by persons who may be deemed affiliates of the registrant, as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $2,720,000,000. The number of shares outstanding of the registrant's common stock, $0.01 par value, on March 1, 2004 was 199,925,000.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement in connection with the 2004 Annual Meeting of the Shareholders are incorporated by reference in Part III hereof.

Part I

Item 1. Business

American Power Conversion Corporation

American Power Conversion Corporation, APC, designs, develops, manufactures, and markets power protection and management solutions for computer, communications, and electronic applications worldwide. Our products include:

- uninterruptible power supply products, commonly known as UPSs;
- electrical surge protection devices, also known as surge suppressors;
- power conditioning products;
- DC-power systems;
- cooling equipment;
- power management software and tools;
- racks and enclosures;
- services; and
- various desktop and notebook personal computer (PC) and mobile accessories.

These products are primarily used with sensitive electronic devices which rely on electric utility power including, but not limited to, home electronics, PCs, high-performance computer workstations, servers, networking equipment, communications equipment, Internetworking equipment, data centers, mainframe computers, and facilities.

Our UPS products regulate the flow of utility power to ensure safe and clean power to the protected equipment and provide seamless back-up power in the event of the loss of utility power. The back-up power lasts for a period of time sufficient to enable the user to continue computer operations, conduct an orderly shutdown of the protected equipment, preserve data, work through short power outages or, in some cases, continue operating for several hours or longer.

Our surge protection devices and power conditioning products provide protection from electrical power surges and noise in the flow of utility power. APC's cooling equipment regulates temperature and humidity and provides air distribution. Our DC-power systems continuously monitor and isolate end-user equipment from utility voltage fluctuations, frequency variations, and electrical noise. In the event of a power failure, the DC products seamlessly provide back-up power for critical communications networks, allowing users emergency access to these networks for a period of many hours. Our software and power management tools enhance monitoring, management, and performance of our products; our racks and enclosures provide a high availability environment for integrating and housing information technology equipment; our service offerings assist the end-user with installation, configuration, and maintenance of our products; and our desktop and notebook PC and mobile accessories provide a range of power and productivity enhancing products.

Segments

APC operates primarily within one industry consisting of three reportable operating segments by which we manage our business and from which various offerings are commonly combined to develop a total solution for the customer. These efforts primarily incorporate the design, manufacture, and marketing of power protection equipment and related software and accessories for computer, communications, and related equipment. Our three segments are: Small Systems, Large Systems, and Other. Each of these segments address global markets.

The Small Systems segment develops power devices and accessories for servers and networking equipment commonly used in local area and wide area networks and for personal computers and sensitive electronics. Major product offerings include the Smart-UPS®, Matrix-UPS®, Symmetra® Power Array®, and Back-UPS® family of UPSs. Also included are the SurgeArrest® surge suppressors as well as cabling and connectivity products. Additional accessories and software products are offered to enhance the management of these networks, including APC's PowerChute® software and NetShelter® server enclosures. Products are sold to home and commercial users primarily through an indirect selling model consisting of computer distributors and dealers, value added resellers, mass merchandisers, catalog merchandisers, E-commerce vendors, and strategic partnerships.

The Large Systems segment produces products that provide back-up power, power distribution and cooling for data centers, facilities, and communications equipment for both commercial and industrial applications. Product offerings include major components of InfraStruXure™ systems, Silcon® UPSs, NetworkAIR® precision cooling equipment, DC and broadband power systems, and services. Products are sold to commercial users primarily through an indirect selling model consisting of value added resellers and strategic partnerships.

In the fourth quarter of 2001, APC acquired select inventory and related technology associated with outside plant, networking power product lines from ARRIS Group, Inc. for $10.3 million paid in cash. The product lines were acquired from ARRIS' EnergyLink™ family of power supplies, enclosures and equipment for network broadband power, including the TSP® (Total System Power) line. The product lines are designed for outdoor use, commonly installed on utility poles or adjacent to fiber nodes, and provide back-up power for broadband cable applications. The combination of the Arris product line and APC's PowerShield® products provide a comprehensive broadband power product line. Beginning in 2002, both offerings are included in the Large Systems segment. Prior to 2002, APC's PowerShield products were classified in the Small Systems segment. In 2002, the PowerShield products were reclassified to the Large Systems segment along with the other broadband solutions from the ARRIS acquisition which share similar product applications and economic characteristics more closely matching the Large Systems segment.

The Other segment principally consists of desktop and notebook computer accessories and replacement batteries.

Information on reportable operating segment net sales, profit from operations, and depreciation for each of the last three years is located in Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report.

APC was incorporated under the laws of the Commonwealth of Massachusetts on March 11, 1981. Executive offices are located at 132 Fairgrounds Road, West Kingston, RI 02892, our telephone number is (401) 789-5735 and our Internet Web site is *www.apc.com*.

APC is required to file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (SEC). Investors may read and copy any document that APC files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access APC's SEC filings.

APC makes available free of charge on or through its Internet Web site (*www.apc.com*), its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after it electronically files such material with, or furnishes the material to, the SEC. The information on APC's Internet Web site is not, and shall not be deemed to be, a part of this Report or incorporated into any other filings APC makes with the SEC.

Market Overview

The growth of the power protection industry has been fueled by the demand for information systems to be accessible as much as 24 hours a day as well as the proliferation of microprocessor-based equipment and related systems in the corporate marketplace and in the small office/home office environment. Despite lower general IT spending and growth in core technology applications in recent years, PCs and servers have become an integral part of the overall business strategy of many organizations as well as in many technical, scientific, and manufacturing settings. Businesses continue to store, manipulate, and transfer data via local area and wide area networks as well as via corporate intranets and the Internet. Additionally, while the installation of large data centers and investment in networking and communications equipment have also experienced a spending decline in recent years, there has been a general rise in these installations to support Internet-based market and corporate IT needs.

We believe that the increased awareness of the costs and lost productivity associated with poor power quality has increased demand for power protection products. Complete failures, surges, or sags in the electrical power supplied by a utility can cause computers and electronic systems to malfunction, resulting in costly downtime, damaged or lost data files, and damaged hardware. A UPS protects against these power disturbances by providing continuous power automatically and virtually instantaneously after the electric power supply is interrupted. UPSs also provide line filtering and protection against surges or sags while the electric utility is available. The products also enhance productivity through the continued availability of networks, sensitive electronics, and even facilities during power outages. In international regions, power quality often results in varied levels of distortions and, as a result, these areas provide us with additional opportunities for our products.

In early 2003, APC introduced InfraStruXure, an expansion of the PowerStruXure architecture introduced in 2002. InfraStruXure is a patent-pending, systematic approach to building network-critical physical infrastructure, or NCPI, for data centers. This entirely new approach to data center support simplifies the design, building, and management of data center infrastructure with an innovative, fully engineered, and tested system. InfraStruXure incorporates standardized components including: modular, scalable, N+1 redundant UPSs; zoned, intelligent power distribution; and precision cooling, in a rack form factor.

In 2003, new features and new products were added to our Smart-UPS and Back-UPS lines of UPSs for corporate and home users; a new line of SurgeArrest surge suppressors was introduced; new power management software for new operating systems, such as Microsoft Windows Server 2003, and management platforms were made available; precision cooling offerings were added; and additions were made to APC's growing line of mobile accessories. APC has continued to invest in product development and introduce new and improved products despite the challenging end user environment for IT related products, including PCs, servers, data centers, networking and communications applications.

Products

APC's strategy is to design and manufacture products that incorporate high-performance and quality at competitive prices. Our products are designed to fit seamlessly into the computer, networking, and communications environments of businesses, homes, small offices/home offices, and outdoor installations. These products are engineered and extensively tested for compatibility with leading information and communications technology hardware and software.

UPS

We currently manufacture a broad range of standard domestic and international UPS products. Our UPSs are designed for multiple applications with the principal differences among the products being the amount of power which can be supplied during an outage, the length of time for which battery power can be supplied, the level of intelligent network interfacing capability, and the number of brownout and over-voltage correction features. UPSs range from 325 volt-amps, suitable for a PC, to 1.6 megawatt, or MW, suitable for data centers, mainframe computers, industrial applications or facilities. Estimated resale prices to end-users range from approximately $29.99 to approximately $210,000.

Surge Suppressors

We also offer a line of surge protection products to protect against power and data-line spikes and surges. The principal differences among the surge suppressor models are the level of protection available, feature sets of the products, and the applications for which they are designed. Estimated resale prices to end-users range from approximately $10 to approximately $3,500.

DC-power

Our fully integrated DC-power systems include rectifiers, controllers, indoor and outdoor enclosures, batteries, and both input and output distribution; turnkey DC power plant design, including site consulting, installation, and service for a variety of communications networks, including cable, wireless, fiber optic, broadband, and public switched telephone network applications. The products can serve as both the primary power supply and back-up power for communications equipment. Prices to end-users range from approximately $500 to over $100,000.

Management Tools

APC also offers software and hardware management tools for UPS management, network-critical physical infrastructure management, server access and environmental monitoring. These products provide power monitoring and management of information technology systems. Basic monitoring tools are included free of charge with the purchase of many APC solutions, while estimated resale prices for additional offerings range from approximately $80 to $10,000 to end-users.

Racks and Enclosures

APC offers a full line of rack enclosures and accessories sold under the NetShelter product family. These enclosures are designed to house a broad range of IT hardware manufacturers' equipment, as well as APC's InfraStruXure components. Estimated resale prices for accessories and enclosures range from approximately $19 to $2,500.

Cooling Solutions

Additionally, APC offers a line of cooling solutions that regulate temperature and humidity plus provide air distribution. Products include air distribution/fan systems, portable, floor and ceiling-mounted precision cooling systems as well as management systems used in a variety of applications including server rooms, data centers, and communication stations. Estimated resale prices range from approximately $500 to approximately $35,000.

Service Programs

Warranties

APC provides service programs and warranties to our customers for a wide range of our products. Typical programs include both in-warranty and out-of-warranty repair or replacement as well as on-site services, installation services, remote monitoring services, preventive maintenance, project management, needs assessment, and network integration services. Depending on the product, we principally offer standard warranties ranging from one to five years, for which extended warranty periods can generally be purchased, as well as programs to upgrade older and competitive units to new or refurbished condition.

Equipment Protection Policy

APC offers an Equipment Protection Policy in the U.S., Canada, Europe, and Australia. Depending on the model and country, the policy provides up to $150,000, 50,000 pounds sterling, or 100,000 euros for repair or replacement of customers' hardware should a surge or lightning strike pass through an APC unit. Certain restrictions may apply. Customers can also register the ProtectNet® line of dataline surge suppressors for a "Double-Up" Supplemental Equipment Protection Policy, under which the total recoverable limit under the Equipment Protection Policy may be doubled (U.S. and Canada only).

Except in relation to the product recall discussed below, APC has generally experienced satisfactory field operating results, and warranty and Equipment Protection Policy costs incurred to date have not had a significant impact on our consolidated results of operations.

In early 2003, APC announced a product recall of Back-UPS CS 350 and 500 models, due to potential safety issues. Prior to announcing the recall, APC received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide.

Distribution Channels

APC markets its products to businesses, small offices/home offices, and home users around the world through a variety of distribution channels. These channels include:

- information technology (IT) distributors and dealers;
- value added resellers;
- mass merchandisers;
- catalog merchandisers;
- E-commerce vendors;
- direct to customer including consumer, government, and business enterprise; and
- strategic partnerships.

We also sell directly to some large value added resellers, which typically integrate our products into specialized computer systems and then market turnkey systems to selected vertical markets. Additionally, certain select products are sold directly to manufacturers for incorporation into products manufactured or packaged by them.

Two computer distributor customers, Tech Data Product Management and Ingram Micro, accounted for approximately 14.1% and 10.0%, respectively, of net sales in 2003, 14.4% and 13.2%, respectively, of net sales in 2002, and 13.3% and 15.5%, respectively, of net sales in 2001. The majority of our sales to Tech Data Product Management and Ingram Micro are included in the Small Systems segment.

Sales and Marketing

APC's sales and marketing organizations are primarily responsible for four activities: sales, marketing, customer service, and technical support. Our sales force is responsible for relationships with our distribution channels and end-users as well as developing new distribution channels, particularly in geographic and product application areas into which we are expanding. Additionally, our sales force targets sales of the full range of APC products and services to specific customer groups.

Our marketing activities include market research, product planning, trade shows, sales and pricing strategies, and product sales literature. At various times, we utilize direct marketing efforts domestically and internationally, including direct mailings and print, online/Internet, radio, and television advertising, as well as exhibiting at computer trade shows and hosting customer focused events. Customer service is responsible for technical marketing inquiries and customer support. APC has developed a number of programs and techniques to support the distribution channels. These include, but are not limited to, toll-free phone assistance, online product and technical information, formal product demonstrations, and reseller trainings.

Supply Chain Management—Manufacturing, Quality, Raw Materials, and Distribution

Manufacturing

APC's manufacturing operations are located in the United States, Brazil, China, India, Ireland, the Philippines, and Switzerland. In recent years, our efforts to streamline APC's capacity and facilities have included the consolidation of our Philippines-based manufacturing operations to facilities within the province of Cavite in 2002, as well as manufacturing downsizing actions in Denmark and the U.K. in 2001. As of December 31, 2003, employee terminations related to the closure of facilities were substantially completed. For more information about our manufacturing downsizing actions, refer to Note 2 of Notes to Consolidated Financial Statements in Item 8 of this Report.

We believe that our long-term success depends on, among other things, the ability to control our costs. We utilize lean "cell" based manufacturing processes, automated manufacturing techniques, and extensive quality control in order to minimize costs and maximize product reliability. In addition, the design of products and the commonality of parts allow for efficient circuit board component mounting or insertion, wave soldering, and in-process testing. Quality control procedures are performed at the component, sub-assembly, and finished product levels. We are committed to an ongoing effort to enhance the overall productivity of our manufacturing facilities.

Quality

APC has been ISO 14001 and ISO 9001-2000 certified by the International Organization for Standardization. Our systems have been audited to the stringent ISO 14001 and ISO 9001-2000 levels at our manufacturing facilities in the United States, China, India, Ireland, and the Philippines as well as at our Design Center in Denmark. The International Organization for Standardization has also certified our Research and Development Center in Massachusetts and our manufacturing facility in Brazil to the ISO 9001-2000 level.

Raw Materials

We generally purchase devices and components from more than one source where alternative sources are available; however, we do use sole source suppliers for certain components and certain finished products. We believe that alternative components for these sole source items could be incorporated into our products, if necessary. While we have been able to obtain adequate supplies of components from sole source suppliers, the future unavailability of components from these suppliers could disrupt production and delivery of products until an alternative source is identified.

Distribution

APC continues to invest in a worldwide distribution network that delivers our products and services to our customers. We own or lease distribution centers and engage third party logistics service providers in numerous countries across the globe. All distribution centers are connected to our customer service operations via APC's Enterprise Resource Planning system, which enables orders received from any point in the network to be fulfilled from any distribution center throughout the world. APC employs several enhanced fulfillment capabilities in support of our overall E-commerce initiatives, including the use of Electronic Data Interchange transactions between APC and our distributors for receipt of orders, acknowledgement of orders, and confirmation of shipments. Additionally, we utilize a suite of Web tools that allows consumers and resellers to view product information, gain access to pricing information, and place their orders via the Web.

Product Development

APC's research and development, or R&D, staff includes engineers and support persons who develop new products and provide engineering support for existing products. Our R&D efforts are also aimed at reducing cost and total cycle time and improving product and component quality. Most of these employees are located in the United States with additional resources located in Denmark, Ireland, and Taiwan. Employees devoted to the improvement and development of software products are located in the United States and Ireland. We believe that the technical expertise of our R&D staff is very important to our growth as technological change is rapid in our markets.

In early 2003, APC introduced InfraStruXure, an expansion of the PowerStruXure architecture introduced in 2002. InfraStruXure is a patent-pending, systematic approach to building network-critical physical infrastructure, or NCPI, for data centers. This entirely new approach to data center support simplifies the design, building and management of data center infrastructure with an innovative, fully engineered and tested system. InfraStruXure incorporates standardized components including modular, scalable, N+1 redundant UPSs; zoned, intelligent power distribution; and precision cooling in a rack form factor.

In 2003, new features and new products were added to our Smart-UPS and Back-UPS lines for corporate and home users; a new line of SurgeArrest surge suppressors was introduced; new power management software for new operating systems and management platforms, such as Microsoft Windows Server 2003, were made available; new precision cooling offerings were added; and additions to APC's growing line of mobile accessories were made. APC has continued to invest in research and development to drive innovation in the market with new products, new product categories and lower priced solutions.

In 2002, we introduced PowerStruXure, the initial building block of APC's InfraStruXure architecture. Our Back-UPS and Smart-UPS lines were also enhanced with new models that highlight longer run time, smaller footprints and lower price points. New hardware and software management tools were also announced and we added new products for notebook and desktop PCs.

New introductions in 2001 also enhanced our UPS line-up with new models in our Back-UPS, Smart-UPS and Symmetra families. We revamped our PowerChute software family introducing three new versions tailored for home, business and enterprise customers. New management and accessory products were also introduced, including new NetShelter server enclosures plus monitoring and management tools. Via acquisition, we added new battery management technology for our three-phase UPS systems as well as outside plant, networking power solutions to our broadband power line-up.

R&D expenditures were $67.6 million or 4.6% of net sales in 2003, $60.1 million or 4.6% of net sales in 2002, and $54.6 million or 3.9% of net sales in 2001. We continue to commit resources to support our investment in research and development. We believe that continued product innovation through development is necessary for our existing products to remain competitive in our markets, as well as creating opportunities from new product introductions. The increases in total R&D spending primarily reflect increased numbers of software and hardware engineers and costs associated with new product development and engineering support.

Intellectual Property

We protect certain proprietary rights in our products as well as certain proprietary technology developments by seeking patent protection. We believe that the loss of any such rights concerning these developments would not have a material adverse effect on our business. We also license from others certain worldwide patent rights relating to UPS technology. With respect to protection of those areas of our technology for which patent protection has not been sought, we rely on the complexity of our technology, trade secrecy law, and employee confidentiality agreements.

APC has numerous trademarks registered in the United States and in many foreign countries. We also have trademark applications pending domestically and internationally. The trademark "APC" is of principal importance to us. In addition, a number of other trademarks owned by us have significant importance.

Seasonality

Our Small Systems and Other segments are favorably impacted by summer weather conditions in North America and Europe. The summer season typically brings more weather events, particularly thunderstorms and high temperatures, resulting in high electricity usage that can cause brownouts and blackouts that in turn create more demand for our products.

Competition

We believe that we are one of less than ten global companies providing a full range of UPS products and services worldwide. Many of our competitors offer competitive products in both the Small and Large systems markets, while some focus on only one segment. Our principal competitors in the Small Systems segment include:

- Liebert Corporation, a unit of Emerson Electric Co.;
- Powerware Corporation, a member of the Invensys Energy Management Division of Invensys plc;
- MGE UPS Systems, a unit of Schneider Electric Group;
- Trippe Manufacturing Company, a privately-held U.S. company;
- Phoenixtec Power Company Ltd., a publicly-held Taiwanese company; and
- Belkin Components, a privately-held U.S. company.

Our principal competitors in the Large Systems segment include:

- Liebert Corporation;
- Powerware Corporation;
- MGE UPS Systems; and
- Chloride Power, a subsidiary of Chloride Group PLC.

We also compete with a number of other U.S. and non-U.S. based companies that offer power protection, DC-power, and other products similar to ours in both segments. Some competitors have greater financial and other resources than APC. We compete in the sale of our products on the basis of several factors, including product innovation, performance and quality, marketing, access to distribution channels, customer service, product design, and price.

International Operations

APC has established an extensive international presence consisting of manufacturing, service, engineering, sales, marketing and administrative operations. With a full line of internationally positioned products available, we continue to introduce products and staff personnel to serve geographical markets of interest. Our manufacturing operations outside of the United States are located in Brazil, China, India, Ireland, the Philippines, and Switzerland. A significant portion of products in our Small Systems and Large Systems reportable operating segments are built internationally, particularly in the Philippines. We believe that the production of these products could be redeployed to other regions if necessary.

Our primary sales offices outside of the United States are located in Europe and the Far East. These offices, together with offices in other locations worldwide, provide sales and technical support to our customers across the globe. APC also utilizes a combination of company run and sub-contracted distribution centers in numerous countries worldwide to distribute our products to our international customers.

Financial Information About Foreign and Domestic Operations

The information required under this section is included in Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report and is incorporated herein by reference.

Employees

As of December 31, 2003, APC had approximately 6,365 full-time employees worldwide. APC also engages other personnel on a part-time basis.

APC's Executive Officers

APC's executive officers are elected annually and hold office until the next Annual Meeting of the Board of Directors and until their successors are duly elected and qualified. As of March 1, 2004, APC's executive officers were:

Name	Age	Positions
Rodger B. Dowdell, Jr.	54	Chairman of the Board of Directors, President, and Chief Executive Officer
Neil E. Rasmussen	49	Senior Vice President, Chief Technical Officer and Director
Edward W. Machala	49	Senior Vice President, Operations, and Chief Operations Officer
Donald M. Muir	47	Senior Vice President, Finance & Administration, and Chief Financial Officer
Emanuel E. Landsman	67	Vice President and Director
Aaron L. Davis	37	Vice President, Marketing Communications
Edward D. Bednarcik	46	Vice President, Global Sales

Rodger B. Dowdell, Jr. has been President and a Director of APC since 1985 and Chairman of APC's Board of Directors since 1988. During the first three quarters of 1985, Mr. Dowdell worked for APC as a consultant, developing a marketing and production strategy for UPS products. From 1978 to 1984 he was President of Independent Energy, Inc., a manufacturer of electronic temperature controls.

Neil E. Rasmussen became Senior Vice President in 2001 and previously was Vice President since our inception. In 1997, he was appointed Chief Technical Officer of APC and has been a Director of APC since our inception. From 1979 to 1981, Mr. Rasmussen worked in the Energy Systems Engineering Group at Massachusetts Institute of Technology's Lincoln Laboratory.

Edward W. Machala was named Senior Vice President, Operations, and Chief Operations Officer in 2001. Mr. Machala joined APC in 1989 as Vice President, Operations. From 1985 to 1989, Mr. Machala was Director of Manufacturing and Engineering Technology for GTECH, a manufacturer of electronic lottery and gaming terminals, where he was responsible for manufacturing and engineering functions.

Donald M. Muir has been Senior Vice President, Finance & Administration since 2001 and Chief Financial Officer since joining APC in 1995. Mr. Muir served as Treasurer from 2001 to February 2004, and as Vice President, Finance and Administration and Chief Financial Officer from 1998 to 2001. From 1993 to 1995, Mr. Muir was the Treasurer of Stratus Computer, Inc. where he was responsible for managing investor relations, treasury services, corporate taxation, and risk management. Prior to his appointment as Treasurer at Stratus Computer, Inc., Mr. Muir held the position of Director of Finance and Administration from 1991 to 1993 and Controller, Worldwide Sales and Service from 1988 to 1991.

Emanuel E. Landsman has been Vice President and a Director of APC since our inception and served as Clerk from our inception until 2001. From 1966 to 1981, Dr. Landsman worked at Massachusetts Institute of Technology's Lincoln Laboratory, where he was in the Space Communications Group from 1966 to 1977 and the Energy Systems Engineering Group from 1977 to 1981.

Aaron L. Davis was named Vice President, Marketing Communications in June 2003. Mr. Davis served as Vice President, Marketing and Communications from 2001 to June 2003, Vice President, Small Systems Group from 1999 to 2001, Vice President, Marketing and Communications from 1997 to 1999, and Vice President of Marketing Communications from 1995 to 1997. Mr. Davis joined APC as Director of Marketing Communications in 1989. Mr. Dowdell is the uncle of Mr. Davis.

Edward D. Bednarcik was named Vice President, Global Sales in July 2003. Mr. Bednarcik joined APC in 1997 as General Manager of APC's Network Power Solutions Group and subsequently served as Vice President, General Manager of APC's Business Network Solutions Group from 2001 to July 2003. Prior to joining APC, Mr. Bednarcik was Senior Vice President and General Manager of CrossComm Inc.'s Internet Access Division from 1996 to 1997; Vice President and General Manager, Networks Products Division of Promptus Communications Inc., a subsidiary of GTI Inc., from 1994 to 1996; and Vice President, North American Sales and Marketing at Molecular Simulations Inc. (MSI), a privately held company based in Massachusetts, from 1991 to 1994.

Corporate Governance

Corporate governance is typically defined as the system that allocates duties and authority among a company's stockholders, board of directors and management. The stockholders elect the board and vote on extraordinary matters; the board is the company's governing body, responsible for hiring, overseeing and evaluating management, particularly the Chief Executive Officer; and management runs the company's day-to-day operations.

The current Board members include five independent directors and three members of APC's senior management. The Board members include Rodger B. Dowdell, Jr., Chairman, President and Chief Executive Officer of APC; James D. Gerson, a private investor who is a retired Vice President of Fahnestock & Co.; John G. Kassakian, MIT Professor of Electrical Engineering and Director, MIT Laboratory for Electromagnetic and Electronic Systems; John F. Keane, Sr., Founder and Chairman of the Board of Directors, Keane, Inc.; Emanuel E. Landsman, Vice President of APC; Ervin F. Lyon, Retired, MIT Lincoln Labs; Neil E. Rasmussen, Senior Vice President and Chief Technical Officer of APC; and Ellen B. Richstone, President and Chief Executive Officer, Entrepreneurial Resources Group.

"Independent" Directors. Each of APC's directors, other than Messrs. Dowdell, Landsman and Rasmussen, qualify as "independent" in accordance with the published listing requirements of The Nasdaq Stock Market (Nasdaq). The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of APC and has not engaged in various types of business dealings with APC. In addition, as further required by the Nasdaq rules, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and APC with regard to each director's business and personal activities as they may relate to APC and APC's management.

In addition, all of the members of the Audit Committee of the Board also qualify as "independent" under special standards established by the Securities and Exchange Commission (SEC) for members of audit committees, and the Audit Committee includes at least one member who is determined by the Board to meet the qualifications of an "audit committee financial expert" in accordance with SEC rules. Ellen B. Richstone is the independent director who has been determined to be an audit committee financial expert. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Ms. Richstone's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Ms. Richstone any duties, obligations or liability that are greater than are generally imposed on her as a member of the Audit Committee and Board of Directors, and her designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Board Committees and Charters. The Board currently has, and appoints the members of, standing (i) Audit, (ii) Compensation and Stock Option and (iii) Corporate Governance and Nominating Committees. Each member of these Committees is an independent director in accordance with Nasdaq standards described above. Each of the Board committees has a written charter approved by the Board. Copies of each charter, and other corporate governance matters, are posted on APC's web site at *www.apc.com* under the "Corporate Governance" link contained in the "Investors" section.

Corporate Governance Guidelines. The Board has adopted a set of Corporate Governance Guidelines, and the Board's Corporate Governance Committee is responsible for overseeing the Guidelines and reporting and making recommendations to the Board concerning corporate governance matters. The Guidelines are posted on APC's web site at *www.apc.com* under the "Corporate Governance" link contained in the "Investors" section.

Item 2. Properties

APC's principal properties are located in the United States, Brazil, China, Denmark, England, India, Ireland, the Philippines, and Switzerland. In addition, we own or lease sales offices and other space at various locations throughout the United States and outside the United States. APC also owns or leases such machinery and equipment as are necessary in our operations. In general, our properties are in good condition, are considered to be adequate for the uses to which they are being put, and are substantially in regular use.

Location of Principal Properties	Sales, Marketing & Administration	Manufacturing	R&D	Warehouse	Total	Segment
	In square feet					
Owned						
United States						
Rhode Island	167,850	98,930	—	4,980	271,760	Shared
Massachusetts	—	—	23,000	—	23,000	Shared
Europe						
Ireland	67,190	210,100	5,280	108,140	390,710	Shared
Denmark	24,000	28,000	58,650	—	110,650	Large Systems
Far East						
Philippines	21,520	178,760	—	48,700	248,980	Shared
Leased						
United States						
Rhode Island	37,710	182,830	9,540	304,940	535,020	Shared
Massachusetts	—	—	77,300	—	77,300	Shared
Missouri	21,370	4,000	25,090	—	50,460	Shared
Texas	3,640	1,530	21,130	2,640	28,940	Large Systems
Europe						
England	18,240	55,630	7,290	9,130	90,290	Large Systems
Switzerland	14,750	20,690	540	8,610	44,590	Large Systems
Ireland	—	—	—	31,850	31,850	Shared
Far East						
India	14,170	75,890	4,180	25,870	120,110	Small Systems
China	25,065	139,940	—	30,505	195,510	Shared
Latin America						
Brazil	4,350	67,330	70	18,180	89,930	Small Systems

Item 3. Legal Proceedings

As previously reported in APC's Form 10-Q for the quarterly periods ended June 29, 2003 and September 28, 2003, on June 24, 2003, SL Waber, Inc., petitioned the United States District Court for the District of New Jersey (the "Court") to reopen the SL Waber, Inc. v. American Power Conversion Corporation lawsuit originally filed by SL Waber, Inc. on August 20, 1997 alleging infringement of two United States patents. In a March 22, 1999 order, the Court dismissed one of the patents from the litigation and, in response to APC's July 14, 1998 request that the United States Patent and Trademark Office conduct a reexamination of the remaining patent, administratively terminated the lawsuit pending the completion of the reexamination. In its March 22, 1999 order, the Court granted SL Waber, Inc. the right to petition the Court to reopen the case after the reexamination was completed. The reexamination of the remaining patent was completed on June 3, 2003 and SL Waber, Inc. petitioned the Court on June 24, 2003 to reopen the lawsuit. On July 9, 2003, the Court reopened the lawsuit. SL Waber, Inc. sought unspecified damages and injunctive relief. On February 5, 2004, APC announced that it had entered into an agreement with SLW Holdings, Inc. (formerly known as SL Waber, Inc.) and SL Industries, Inc. (collectively "Waber") to license patent rights relating to uninterruptible power supply technology from Waber. In return for the patent license, APC agreed to pay Waber a lump sum of $4 million in cash and both APC and Waber agreed to dismiss with prejudice the patent infringement lawsuit filed by Waber in 1997.

As previously reported in APC's Form 10-Q for the quarterly periods ended March 30, 2003, June 29, 2003, and September 28, 2003, on January 10, 2003, Powerware Corporation filed in the United States District Court for the Eastern District of North Carolina (the "Court") a complaint alleging infringement of three United States patents. On May 7, 2003, Powerware Corporation filed with the Court an amended complaint modifying its allegations of infringement regarding the Powerware Patents. APC was served with the amended complaint on May 9, 2003. Powerware Corporation is seeking unspecified damages and injunctive relief. On May 28, 2003, APC filed its answer to the amended complaint and on June 17, 2003, APC filed its first amended answer and counterclaims alleging infringement by Powerware Corporation of three United States patents owned by APC. On July 3, 2003, Powerware Corporation filed its answer to counterclaims.

On February 5, 2004, Liebert Corporation and Zonatherm Products, Inc., Liebert's sales representative firm in the Chicago area, filed a lawsuit in the Circuit Court of Cook County, Illinois, Chancery Division (the "Court") against APC, Aerico, LLC, a sales representative firm formed by former employees of Zonatherm Products, and the former employees of Zonatherm Products who formed Aerico, LLC. The lawsuit alleges willful violation of the Illinois Trade Secrets Act, tortuous interference with contract, tortuous interference with prospective economic advantage, civil conspiracy and conspiracy to breach fiduciary duties. Liebert and Zonatherm are seeking compensatory and punitive damages and injunctive relief. On February 18, 2004, the Court denied plaintiffs' motion for a temporary restraining order.

In addition, APC is involved in various other claims and legal actions arising in the ordinary course of business.

While management currently believes that resolving all pending legal matters, individually or in aggregate, will not have a material adverse impact on APC's financial position, the litigation and other claims noted above are subject to inherent uncertainties, including the risk of an unfavorable outcome, and management's view of these matters may change in the future. An unfavorable outcome could include monetary damages or, in cases where injunctive relief is sought, an injunction prohibiting certain activities. Were an unfavorable final outcome to occur, there exists the possibility of a material adverse impact on APC's financial position, cash flows and results of operations for the period in which the effect becomes reasonably estimable.

Item 4. Submission of Matters to a Vote of Security-Holders

We did not submit any matters to a vote of our security-holders during the three months ended December 31, 2003.

Part II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

APC's Common Stock is traded over-the-counter on The Nasdaq Stock Market under the symbol APCC and on the Pacific Exchange, Inc. under the symbol ACC. The following table sets forth the range of high and low bid quotations on The Nasdaq Stock Market per share of Common Stock for the years 2003 and 2002. These quotations reflect inter-dealer prices, without retail mark up, mark down, or commission and may not necessarily represent actual transactions.

	2003		2002	
	High	**Low**	**High**	**Low**
First Quarter	**$17.14**	**$13.90**	$16.24	$12.29
Second Quarter	**17.50**	**13.72**	14.74	12.07
Third Quarter	**18.86**	**15.20**	13.43	9.75
Fourth Quarter	**24.69**	**16.65**	16.60	9.06

On March 1, 2004, the closing sale price for APC's common stock was $22.36 per share. As of March 1, 2004, there were approximately 1,916 holders of record of APC's common stock.

On June 18, 2003, APC's Board of Directors approved initiation of a quarterly cash dividend of $0.08 per share of common stock. In 2003, quarterly dividends were paid on September 15, 2003 to shareholders of record at the close of business on August 25, 2003, and on December 17, 2003 to shareholders of record at the close of business on November 26, 2003. On February 9, 2004, a quarterly dividend was declared, payable on March 17, 2004 to shareholders of record as of February 25, 2004. It is the intention of the Board of Directors to pay a comparable quarterly dividend on a going forward basis contingent upon continued capital availability and a determination that cash dividends continue to be in the best interests of APC and its shareholders.

The information required under this section related to APC's stock-based compensation plans is included in Note 11 of Notes to Consolidated Financial Statements in Item 8 of this Report and is incorporated herein by reference.

Item 6. Selected Financial Data

All amounts are in dollars except for outstanding shares. Dollars are in thousands except for basic and diluted earnings per share. Shares are in thousands. Earnings per share and share data reflect a two for one stock split effected in 1999.

On June 18, 2003, APC's Board of Directors approved initiation of a quarterly cash dividend of $0.08 per share of common stock. In 2003, quarterly dividends were paid on September 15, 2003 to shareholders of record at the close of business on August 25, 2003, and on December 17, 2003 to shareholders of record at the close of business on November 26, 2003. On February 9, 2004, a quarterly dividend was declared, payable on March 17, 2004 to shareholders of record as of February 25, 2004. APC did not declare any cash dividends for the four year period 1999 to 2002.

APC adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. In connection with its adoption of Statement 142, APC recorded a non-cash charge equal to the goodwill balance associated with its Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on APC's liquidity.

The results of operations of companies acquired in 2000 are included from their respective dates of acquisition. In the fourth quarter of 2000, APC acquired privately-held Airflow Company, a

Maryland-based manufacturer of precision cooling equipment primarily used in data center, Internet, and telecommunications applications, for approximately $21.6 million in cash plus expenses, of which $3.1 million remains to be paid following the resolution of an indemnity claim brought by APC in 2003 against the surviving selling company as well as the former shareholders of Airflow Company's parent corporation as a result of a claim brought against APC by a former sales representative of Airflow. Early in the second quarter of 2000, APC acquired privately-held Advance Power Ltd., a U.K.-based manufacturer of DC-based power solutions used in communications and Internet applications, for $75.0 million in cash plus expenses. Also early in the second quarter of 2000, APC acquired privately-held ABL Electronics Corporation (ABL), a North American provider of computer and network cables, switches, and other connectivity products, for $8.0 million paid in a combination of cash and stock, plus expenses. APC's cash outlays associated with these acquisitions were financed from operating cash.

	2003	2002	2001	2000	1999
Net sales	**$1,464,798**	$1,300,025	$1,404,784	$1,470,344	$1,331,708
Cost of goods sold	**852,615**	816,318	920,895	867,680	747,389
Gross profit	**612,183**	483,707	483,889	602,664	584,319
Operating expenses	**383,068**	332,760	339,036	393,191	305,094
Operating income	**229,115**	150,947	144,853	209,473	279,225
Other income, net	**9,990**	10,889	13,700	23,838	13,292
Earnings before income taxes and cumulative effect of accounting change	**239,105**	161,836	158,553	233,311	292,517
Income taxes	**62,167**	45,314	45,188	67,660	86,293
Earnings before cumulative effect of accounting change	**176,938**	116,522	113,365	165,651	206,224
Cumulative effect of accounting change, net of income taxes of $15,459	**—**	34,500	—	—	—
Net income	**$ 176,938**	$ 82,022	$ 113,365	$ 165,651	$ 206,224
Basic earnings per share:					
Basic earnings per share before cumulative effect of accounting change	**$ 0.90**	$ 0.59	$ 0.58	$ 0.85	$ 1.07
Cumulative effect of accounting change, net of tax	**—**	0.17	—	—	—
Basic earnings per share	**$ 0.90**	$ 0.42	$ 0.58	$ 0.85	$ 1.07
Basic weighted average shares outstanding	**197,402**	195,927	195,171	194,235	192,201
Diluted earnings per share:					
Diluted earnings per share before cumulative effect of accounting change	**$ 0.88**	$ 0.59	$ 0.58	$ 0.83	$ 1.05
Cumulative effect of accounting change, net of tax	**—**	0.17	—	—	—
Diluted earnings per share	**$ 0.88**	$ 0.42	$ 0.58	$ 0.83	$ 1.05
Diluted weighted average shares outstanding	**201,517**	196,993	196,793	200,156	196,088
Cash dividends per share	**$ 0.16**	—	—	—	—
Cash and cash equivalents	**$ 252,114**	$ 209,322	$ 288,210	$ 283,025	$ 456,325
Short term investments	**$ 496,209**	$ 430,986	$ 104,868	$ 25,000	$ —
Long term investments	**$ 58,525**	$ 56,293	$ —	$ —	$ —
Working capital	**$1,217,471**	$ 999,102	$ 884,421	$ 744,813	$ 706,038
Total assets	**$1,805,966**	$1,604,580	$1,420,772	$1,317,105	$1,106,938
Short term debt	**—**	—	—	—	—
Long term debt	**—**	—	—	—	—

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with a discussion of our Results of Operations for 2003 compared to 2002, and for 2002 compared to 2001. This discussion includes an overview of our operating results and the directions in which our markets, segments, and geographies are moving. We then provide a Liquidity and Financial Resources discussion of the significant changes in our balance sheet during 2003, and cash flows for 2003 compared to 2002, and for 2002 compared to 2001, as well as our contractual obligations and foreign currency activity. We also provide a discussion of our business outlook. This is followed by a discussion of the Critical Accounting Policies that we believe are important to our business operations and understanding of our results of operations. We conclude with information about factors that may affect our future results.

This MD&A should be read in conjunction with the other sections of this Annual Report on Form 10-K, including "Item 1: Business;" "Item 6: Selected Financial Data;" and "Item 8: Financial Statements and Supplementary Data."

RESULTS OF OPERATIONS

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

The following table sets forth key data, expressed as a percentage of net sales, for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Net sales	**100.0%**	100.0%	100.0%
Cost of goods sold	**58.2**	62.8	65.6
Gross profit	**41.8**	37.2	34.4
Marketing, selling, general & administrative expenses	**21.6**	21.0	20.2
Research & development	**4.6**	4.6	3.9
Operating income	**15.6**	11.6	10.3
Other income, net	**0.7**	0.8	1.0
Earnings before income taxes and cumulative effect of accounting change	**16.3**	12.4	11.3
Earnings before cumulative effect of accounting change	**12.1**	9.0	8.1
Net income	**12.1**	6.3	8.1

Revenues

Net sales in fiscal year 2003 of $1.465 billion increased by 12.7% over 2002, attributable to solid growth across our major product lines and major geographies. Net sales in fiscal year 2002 of $1.300 billion decreased 7.5% from 2001, attributable to softness in IT and communications market segments.

Revenues by Segment. Net sales for products in the Small Systems segment, which provides power protection, uninterruptible power supply (UPS), and management products for the PC, server, and local area networking markets, increased in fiscal year 2003 by 8.6% over 2002. The improvement in 2003 over the prior year was driven by demand for APC's core UPSs, specifically the Back-UPS and Smart-UPS families worldwide combined with increased sales of rack enclosures and management solutions, partially offset by the cumulative effect of pricing actions over the course of the past year. Small Systems segment net sales decreased in fiscal year 2002 by 8.1% from 2001. The decline in 2002 from the prior year reflected industry softness in the IT markets, weakening global economies, and maturing markets. Net sales for products in the Large Systems segment, consisting primarily of UPS, DC-power systems, and precision cooling products for data centers, facilities, and communication applications, increased 31.8% in fiscal year 2003 over 2002. The improvement in 2003 over the prior year was due principally to continued sales growth of our recently introduced InfraStruXure along with growing service revenue and net sales of our cooling products. Partially offsetting the improvement in our Large Systems segment was the impact of continued weakness in our communications market product lines. Large Systems segment net sales decreased 13.6% in fiscal year 2002 compared to 2001. The decline in 2002 from the prior year was negatively impacted by the significant reduction in corporate investment for these types of applications. Net sales for products in the "Other" segment, consisting principally of notebook computer accessories, replacement batteries and Web-based services, were up 26.2% and 40.8% in 2003 and 2002, respectively, from comparable prior year levels due mainly to organic growth of existing products, particularly replacement batteries, as well as growth from new mobile accessory products.

Sales of new products contributed to overall net sales in 2003, 2002 and 2001. Sales of products introduced during 2003, 2002 and 2001 represented approximately 11%, 9%, and 18%, respectively, of net sales in those years.

Revenues by Geography. The following table summarizes our revenues on a geographic basis for the years ended December 31, 2003, 2002 and 2001.

In millions	**2003**	**% of Total**	**2002**	**% of Total**	**2001**	**% of Total**
U.S.	**$ 658.7**	**45.0%**	$ 625.3	48.1%	$ 731.6	52.1%
Canada and Latin America	**78.8**	**5.3%**	85.2	6.5%	72.0	5.1%
Total Americas	**737.5**	**50.3%**	710.5	54.6%	803.6	57.2%
Europe, the Middle East, and Africa	**467.2**	**31.9%**	372.6	28.7%	370.5	26.4%
Asia	**260.1**	**17.8%**	216.9	16.7%	230.7	16.4%
Total Net Sales	**$1,464.8**	**100.0%**	$1,300.0	100.0%	$1,404.8	100.0%
Total Net Sales Outside U.S.	**$ 806.1**	**55.0%**	$ 674.7	51.9%	$ 673.2	47.9%

The Americas (North and Latin America) increased 3.8% in 2003 over 2002, and decreased 11.6% in 2002 from 2001. Europe, the Middle East and Africa (EMEA) represented 31.9%, 28.7%, and 26.4% of total net sales for fiscal years 2003, 2002 and 2001, respectively. EMEA increased 25.4% in 2003 over 2002, and increased 0.6% in 2002 over 2001. Finally, Asia was 17.8%, 16.7%, and 16.4% of total net sales for fiscal years 2003, 2002 and 2001, respectively. Asia increased 19.9% in 2003 over 2002, and decreased 6.0% in 2002 from 2001. In fiscal year 2003, on a constant currency basis, EMEA increased 13.5% and Asia increased 13.2% over 2002. In fiscal year 2002, on a constant currency basis, EMEA decreased 3.0% and Asia decreased 4.7% from 2001. In 2003, on a constant currency basis, EMEA's revenues would have been lower by $44 million and Asia's revenues would have been lower by $15 million. In 2002, on a constant currency basis, EMEA's revenues would have been lower by $13 million and Asia's revenues would have been higher by $3 million. In 2001, on a constant currency basis, EMEA's revenues would have been higher by $6 million and Asia's revenues would have been higher by $15 million. We believe constant currency information is useful for an understanding of our operating results. Revenues on a constant currency basis differ from revenues presented in accordance with United States generally accepted accounting principles. Also refer to Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Cost of Goods Sold

Cost of goods sold was $852.6 million or 58.2% of net sales in fiscal year 2003 compared to $816.3 million or 62.8% of net sales in fiscal year 2002 and $920.9 million or 65.6% of net sales in fiscal year 2001. Gross margins for fiscal year 2003 were 41.8% of net sales, approximately 460 basis points higher than in fiscal year 2002; for fiscal year 2002, gross margins were 37.2% of net sales, approximately 280 basis points higher than in fiscal year 2001. The 2003 and 2002 gross margin improvements were associated with gross margin improvements in both the Small and Large System segments. In addition, gross margin improvements in 2003 over the prior year were enhanced in each of the operating segments by the favorable pricing impact of a weakening U.S. dollar, particularly in Europe.

Gross Margins by Segment. Gross margins for the Small Systems segment improved in each of 2003 and 2002 over the respective prior year levels. The improvement in 2003 over the prior year reflected product cost reduction efforts, a favorable mix shift within the segment, and favorable currency trends offset by the cumulative effect of pricing actions over the course of the past year. The improvement in 2002 over the prior year also reflected product cost reduction efforts as well as favorable product mix in the underlying product lines to higher margin products. APC's Small Systems cost reductions were achieved through a combination of product transitions to low cost manufacturing locations and material cost reductions from APC's supplier base. Our product cost reductions accounted for approximately 317 basis points of the gross margin improvements in 2003 in the Small Systems segment and were driven principally by material cost improvements. Gross margins for the Large Systems segment improved in each of 2003 and 2002 over the respective prior year levels principally due to a continual lowering of product costs, particularly lower manufacturing costs resulting from volume efficiencies achieved through factory consolidations, and capacity rationalization efforts that commenced in late 2001 as well as through material cost reductions from APC's supplier base. Our product cost reductions accounted for approximately 404 basis points of the gross margin improvements in 2003 in the Large Systems segment and were driven by material cost improvements and, to a lesser extent, manufacturing cost efficiencies. The Large Systems segment reported losses in 2001 due to cost inefficiencies resulting from global capacity expansion, coupled with declining sales volumes, particularly in the second half of 2001. Also contributing to 2001 Large Systems losses were the continued investment in product and business development initiatives for this business segment in 2001. Gross margins for the "Other" segment improved in 2003 and 2002 over the comparable prior year levels as a result of volume related efficiencies in cost, including improved efficiencies of recently introduced products, as well as a mix shift within the segment.

Product Recall. Gross margins in 2003 and 2002 included the effects of a fourth quarter 2002 provision for and third quarter 2003 update of estimated costs associated with the product recall of Back-UPS CS 350 and 500 models. In early 2003, APC announced a product recall of Back-UPS CS 350 and 500 models, due to potential safety issues. Prior to announcing the recall, APC received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide. In the fourth quarter of 2002, APC accrued a current liability and recognized additional warranty expense, classified in cost of goods sold, of $19.6 million. Based upon repair cost and return rate experience to-date as well as current estimates of remaining costs to be incurred, APC expects the aggregate costs for the recall to be less than originally estimated. To reflect this change, cost of goods sold was reduced by $5.5 million in the third quarter of 2003. The original charge and subsequent credit to warranty expense have not been allocated to our operating segments, but rather have been classified in indirect operating expenses for segment reporting consistent with our classification for our internal financial reporting; also refer to Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report. As of December 31, 2003, APC had incurred approximately 80% of currently estimated total recall costs. Our estimation of remaining recall costs of $2.8 million, comprised of $1.0 million for the U.S. and $1.8 million for international geographies, continues to be subject to actual return rates and per unit repair costs which can vary by country. We expect that future amounts will not differ materially from our current estimates. Also refer to Note 9 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Intellectual Property Settlement. Fiscal year 2003 gross margins also included the effects of a fourth quarter charge associated with the settlement of a claim for the infringement of intellectual property of $4.0 million. This charge has not been allocated to our operating segments, but rather has been classified as an indirect operating expense for segment reporting consistent with our classification for our internal financial reporting; also refer to Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report. This charge was the result of events or assessments that occurred during the fourth quarter of 2003.

2002 Restructuring and Impairment of Assets. Fiscal year 2002 gross margins also included the effects of a fourth quarter charge for impairment of assets held for sale of approximately $3.2 million, and first quarter charges for restructuring costs of approximately $4.8 million associated with our first quarter 2002 global headcount reductions. These actions impacted personnel worldwide, principally in the U.S., U.K., Ireland, and the Philippines, throughout a broad range of functions within the organization. The majority of these terminations were the result of our decision to consolidate our Philippines-based manufacturing operations. These restructuring costs were the result of events or assessments that occurred during the first quarter of 2002 and included the effects of approximately 941 employee terminations, principally 54% in manufacturing, 14% in sales and 13% in R&D, based on severance agreements, as well as facilities closures, and the related impairment of tangible assets, principally buildings and manufacturing equipment, based on management's assessment of market data. These charges have not been allocated to our operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with our classification for our internal financial reporting; also refer to Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report. These charges were the result of events or assessments that occurred during the respective quarters of 2002. Our 2002 restructuring actions were announced and substantially completed during 2002. APC's executive management approved these actions for immediate implementation; substantially all related restructuring costs were incurred in the first quarter of 2002, the period in which the restructuring actions were first approved and implemented. In connection with APC's decision to consolidate its Philippines-based manufacturing operations, APC closed manufacturing facilities located in the Philippines province of Laguna, in Maryland, and also in the U.K. APC marketed its Philippines property with an intent to sell these assets in 2003. However, APC was unable to complete this sale as a result of an unfavorable real estate market. In accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, in the second quarter of 2003 the Philippines building and equipment were reclassified at their fair values, which aggregated $3.0 million, to held-for-use property, plant, and equipment and depreciation re-commenced. APC sold a building in Maryland to a third party in October 2002. Also, in connection with the closure of a leased facility in the U.K., APC recognized a lease liability during the first quarter of 2002; this lease will expire in 2005. Due to the timing of the facilities closures and contractual or regulatory obligations to certain workers, the financial benefits of these actions did not commence until the second quarter of 2002 with most of the full benefit being realized by the close of 2002. Ongoing operating expenses of the closed facilities were approximately $20 million annually, substantially all of which we expect will result in future annual savings. Also refer to Notes 2 and 7 of Notes to Consolidated Financial Statements in Item 8 of this Report.

2001 Excess Inventory and Restructuring. Additionally, fiscal year 2001 gross margins included the effects of third quarter charges for excess inventory of $12.4 million and restructuring costs of $4.1 million. The charge for excess inventory related to specifically identified finished goods and raw materials inventories. The inventories subject to the write-off were categorized as follows: $1.5 million of residual, unusable quantities located at facilities impacted by downsizing actions; $2.5 million of unusable or unsaleable quantities related to declining and changing demand requirements; and $8.4 million of custom finished goods impacted by canceled sales orders, primarily from customers in the telecom and Internet infrastructure industries. There were no additional inventory charges, other than APC's standard provisioning, during the fourth quarter of 2001 or during fiscal years 2002 and 2003. Our 2001 restructuring costs were associated with manufacturing downsizing actions in Denmark and the U.K. and included the effects of approximately 450 employee terminations, principally in manufacturing, based on severance agreements, as well as facilities closures in the U.K., Denmark, and Texas and the related impairment of tangible assets, principally a building and manufacturing equipment, based on management's assessment of market data, and intangible assets principally related to the acquired workforce-in-place. These costs have not been allocated to APC's operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with APC's classification for its internal financial reporting; also refer to Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report. These charges were the result of events or assessments that occurred during the third quarter of 2001. APC's executive management approved these actions for immediate implementation; substantially all related restructuring costs were incurred in the third quarter of 2001, the period in which the restructuring actions were first approved and implemented. The final settlements of such 2001 restructuring actions were completed during 2002. In connection with these manufacturing downsizing actions, APC sold a building in the U.K. to a third party in November 2001. Due to contractual or regulatory obligations to certain workers and the timing of the facility closure, the financial benefits of these actions did not commence until the fourth quarter of 2001 and continued to phase in gradually during 2002. Also refer to Note 2 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Inventory Reserves. Total inventory reserves at December 31, 2003 were $38.8 million compared to $37.2 million at December 31, 2002. This increase was due primarily to routine provisioning that was necessary as a result of applying APC's inventory reserve methodology throughout the year. APC's reserve estimate methodology involves quantifying the total inventory position having potential loss exposure. Loss exposure generally results from several business factors, including product or component discontinuance, unplanned changes in demand, product design changes, and factory transitions. Quantifying such loss exposure is the result of combining the cost of inventories specifically identified as having little or no opportunity for sale or use (thus available for physical disposition) plus the cost of inventories having a high risk of no future sale or use based upon an analysis of on-hand quantities compared to historical and anticipated future sale or use. APC maintains an on-going business process for the physical disposition of inventories previously identified. Inventory write-offs occur at the time of physical disposition. Inventories, once reserved, are not written back up as such reserve adjustments are considered to be a permanent decrease to the cost basis of the excess or obsolete inventory.

Segment Results (Also refer to Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report for important information regarding APC's reportable segments)

Small Systems. Net sales for products in the Small Systems segment, which provides power protection, UPS, and management products for the PC, server, and local area networking markets, increased in fiscal year 2003 by 8.6% over 2002. The improvement in 2003 over the prior year was driven by demand for APC's core UPSs, specifically the Back-UPS and Smart-UPS families worldwide combined with increased sales of rack enclosures and management solutions, partially offset by the cumulative effect of pricing actions over the course of the past year. Small Systems segment net sales decreased in fiscal year 2002 by 8.1% from 2001. The decline in 2002 from the prior year was impacted by industry softness in the IT markets, weakening global economies, and maturing markets. Gross margins for the Small Systems segment improved in each of 2003 and 2002 over the respective prior year levels. The improvement in 2003 over the prior year reflected product cost reduction efforts, a favorable mix shift within the segment, and favorable currency trends offset by the cumulative effect of pricing actions over the course of the past year. The improvement in 2002 over the prior year also reflected product cost reduction efforts as well as favorable product mix in the underlying product lines to higher margin products. APC's Small Systems cost reductions were achieved through a combination of product transitions to low cost manufacturing locations and material cost reductions from APC's supplier base. Our product cost reductions accounted for approximately 317 basis points of the gross margin improvements in 2003 in the segment and were driven principally by material cost improvements.

Large Systems. Net sales for products in the Large Systems segment, consisting primarily of UPS, DC-power systems, and precision cooling products for data centers, facilities, and communication applications, increased 31.8% in fiscal year 2003 over 2002. The improvement in 2003 over the prior year was due principally to continued sales growth of our recently introduced InfraStruXure along with growing service revenue and net sales of our cooling products. Partially offsetting the improvement in our Large Systems segment was the impact of continued weakness in our communications market product lines. Large Systems segment net sales decreased 13.6% in fiscal year 2002 compared to 2001. The decline in 2002 from the prior year was negatively impacted by the significant reduction in corporate investment for these types of applications. Gross margins for the Large Systems segment improved in each of 2003 and 2002 over the respective prior year levels principally due to a continual lowering of product costs, particularly lower manufacturing costs resulting from volume efficiencies achieved through factory consolidations, and capacity rationalization efforts that commenced in late 2001 as well as through material cost reductions from APC's supplier base. Our product cost reductions accounted for approximately 404 basis points of the gross margin improvements in 2003 in the segment and were driven by material cost improvements and, to a lesser extent, manufacturing cost efficiencies. This segment reported losses in 2001 due to cost inefficiencies resulting from global capacity expansion, coupled with declining sales volumes, particularly in the second half of 2001. Also contributing to 2001 losses were the continued investment in product and business development initiatives for this business segment in 2001, as well as the restructuring costs discussed above associated with manufacturing downsizing actions in Denmark and the U.K. which included the effects of employee terminations, facilities closures, and the related impairment of tangible and intangible assets.

In the fourth quarter of 2001, we acquired select inventory and related technology associated with outside plant, networking power product lines from ARRIS Group, Inc. for $10.3 million paid in cash. The product lines were acquired from ARRIS' EnergyLink family of power supplies, enclosures and equipment for network broadband power, including the TSP (Total System Power) line. The product lines are designed for outdoor use, commonly installed on utility poles or adjacent to fiber nodes, and provide back-up power for broadband cable applications. The combination of the Arris product line and APC's PowerShield products provide a comprehensive broadband power product line. Beginning in 2002, both offerings are included in the Large Systems segment. Prior to 2002, our PowerShield products were classified in the Small Systems segment. In 2002, the PowerShield products were reclassified to the Large Systems segment along with the other broadband solutions from the ARRIS acquisition which share similar product applications and economic characteristics more closely matching the Large Systems segment.

"Other" Segment. Net sales for products in the "Other" segment, consisting principally of notebook computer accessories, replacement batteries and Web-based services, were up 26.2% and 40.8% in 2003 and 2002, respectively, from comparable prior year levels due mainly to organic growth of existing products, particularly replacement batteries, as well as growth from new mobile accessory products. Gross margins for the "Other" segment improved in 2003 and 2002 over the comparable prior year levels as a result of volume related efficiencies in cost, including improved efficiencies of recently introduced products, as well as a mix shift within the segment.

In addition, revenue and gross margin improvements in 2003 over the prior year were enhanced in each of the operating segments by the favorable pricing impact of a weakening U.S. dollar, particularly in Europe.

Operating Expenses

Marketing, Selling, General, and Administrative (SG&A) Expenses. SG&A expenses in fiscal year 2003 were $315.4 million or 21.6% of net sales in fiscal year 2003 compared to $272.7 million or 21.0% of net sales in fiscal year 2002 and $284.4 million or 20.2% of net sales in fiscal year 2001. We continue to commit resources to support our sales and marketing objectives, particularly efforts relating to our recently introduced InfraStruXure. The increase in total spending in 2003 reflected increased levels of investment in sales staffing to support new markets and products, as well as marketing and promotional programs. In addition, this increase reflected incremental costs to defend ongoing legal matters as well as to fund our compliance efforts relating to Sarbanes-Oxley requirements. Reduced spending in 2002 from 2001 reflected focused efforts to control expenses, including lower advertising, promotional, and other operating costs of our marketing and selling functions combined with decreased investment in IT support, partially offset by increased investment in administrative support.

The allowance for bad debts was 6.7% of gross accounts receivable at December 31, 2003 compared to 7.0% at December 31, 2002. Accounts receivable balances outstanding over 60 days represented 13.5% of total receivables at December 31, 2003 compared to 11.7% at December 31, 2002. This increase reflects a growing portion of our business originating in areas where longer payment terms are customary, including a growing contribution from international markets. We continue to experience strong collection performance. Write-offs of uncollectable accounts represent less than 1% of net sales. A majority of international customer balances continue to be covered by receivables insurance.

Research and Development (R&D). R&D expenditures were $67.6 million or 4.6% of net sales in fiscal year 2003, $60.1 million or 4.6% of net sales in fiscal year 2002, and $54.6 million or 3.9% of net sales in fiscal year 2001. We continue to commit resources to support our investment in research and development. We believe that continued product innovation through development is necessary for our existing products to remain competitive in our markets, as well as creating opportunities from new product introductions. The increases in total R&D spending primarily reflect increased numbers of software and hardware engineers and costs associated with new product development and engineering support.

Other Income, Net and Income Taxes

Other Income, Net. Other income is comprised principally of interest income combined with a $1.3 million gain in fiscal year 2001 on the sale of a building in Billerica, Massachusetts. Although average cash balances available for investment rose during fiscal years 2002 and 2003, interest income decreased substantially from 2001 to 2003 due to lower short term interest rates continuing throughout 2002 and 2003.

At December 31, 2003, APC had $806.8 million of total cash and investments, up from $696.6 million at December 31, 2002, all of which are stated at fair value. We manage APC's cash and investment balances to preserve principal and liquidity while maximizing our return on the total investment portfolio. We diversify our investment portfolio by investing in multiple types of investment-grade securities with multiple investment brokers. Based on APC's investment portfolio and interest rates at December 31, 2003, a 100 basis point increase or decrease in interest rates would have resulted in an increase or decrease of approximately $8 million in our annual interest income.

Income Taxes. Our effective income tax rates were approximately 26.0%, 28.0%, and 28.5% in 2003, 2002 and 2001, respectively. The decrease from 2001 to 2003 is due to the tax savings from an increasing portion of taxable earnings being generated from APC's operations in jurisdictions currently having lower income tax rates than the present U.S. statutory income tax rate. This shift resulted partially from our product transitions to lower cost, lower tax, manufacturing locations. APC has tax holidays in China, India, and the Philippines, which reduce or eliminate the income taxes paid in those countries. A substantial portion of APC's tax holiday in the Philippines expired in the third quarter of 2003. Although this will have the effect of increasing APC's foreign taxes, APC's effective income tax rate will remain considerably lower than the U.S. statutory federal corporate tax rate of 35%. In addition, we believe that further tax savings can be achieved by implementing further tax planning strategies.

Effects of Inflation

Management believes that inflation has not had a material effect on APC's operations.

LIQUIDITY AND FINANCIAL RESOURCES

Working capital at December 31, 2003 was $1.217 billion compared to $999.1 million at December 31, 2002. APC has been able to increase its working capital position as the result of continued positive operating results and despite internally financing the capital investment required to expand its operations. Our cash, cash equivalents, and short-term investments position increased to $748.3 million at December 31, 2003 from $640.3 million at December 31, 2002. This improvement during 2003 was offset in part by increased investment in working capital, particularly inventories, as well as funding 2003 expenses related to our product recall and third and fourth quarter 2003 quarterly cash dividend payments of eight cents per share, or approximately $15.8 million and $16.0 million, respectively.

Cash flows provided by operating activities were $119.6 million, compared to $312.9 million in 2002 and $117.3 million in 2001. The decrease in 2003 in our cash flows from operating activities reflected increased investment in working capital, particularly inventories, as well as 2003 expenses related to our product recall. The increase in 2002 in our cash flows from operating activities reflected a decrease in accounts receivable, due principally to increased collection efforts, as well as reduced finished goods inventory attributable to the alignment of inventory levels with anticipated demand for UPS and surge products. Cash flows used in investing activities were $89.1 million, compared to $396.8 million in 2002 and $122.0 million in 2001. Our investing activities cash flows were used mainly for the purchase of held-to-maturity securities and for capital spending, principally manufacturing and office equipment, purchased software applications, and building improvements. Cash available from operations resulted in net purchases of investments in each of 2003, 2002 and 2001. Our investment approach and the composition of our investment portfolio remained relatively constant with no investments having maturity dates greater than two years. Cash flows provided by financing activities were $12.3 million in 2003, compared to $5.0 million in 2002 and $9.9 million in 2001. Cash flows from financing activities in all three years resulted from proceeds from issuances of common stock relating to employee stock plans, and were partially offset during 2003 by the payment of $31.8 million of common stock dividends.

Worldwide inventories were $402.2 million at December 31, 2003, up from $320.0 million at December 31, 2002. During 2003, on-hand raw materials and finished goods increased to support current and anticipated demand for our three phase systems including InfraStruXure and other related products, as well as the in-house manufacture of select products previously manufactured by a third party subcontractor. In addition, raw materials and finished goods increased to provide additional levels of inventories in order to minimize the potential supply disruptions relating to transfers of production of a wide range of Small and Large Systems products to low cost manufacturing regions in 2003 and 2004. There were no inventory charges, other than APC's standard provisioning, during fiscal year 2003. Inventory levels as a percentage of quarterly sales were 93% in the fourth quarter of 2003, down from 100% in the third quarter of 2003 and up from 89% in the fourth quarter of 2002.

In early 2003, we announced a product recall of Back-UPS CS 350 and 500 models, due to potential safety issues. Prior to announcing the recall, APC received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide. In the fourth quarter of 2002, APC accrued a current liability and recognized additional warranty expense, classified in cost of goods sold, of $19.6 million. Based upon repair cost and return rate experience to-date as well as current estimates of remaining costs to be incurred, APC expects the aggregate costs for the recall to be less than originally estimated. To reflect this change, cost of goods sold was reduced by $5.5 million in the third quarter of 2003. As of December 31, 2003, APC had incurred approximately 80% of currently estimated total recall costs. Our estimation of remaining recall costs of $2.8 million, comprised of $1.0 million for the U.S. and $1.8 million for international geographies, continues to be subject to actual return rates and per unit repair costs which can vary by country. We expect that future amounts will not differ materially from our current estimates.

Contractual Obligations. The following table summarizes our significant contractual obligations at December 31, 2003, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as current liabilities at December 31, 2003.

	Payments Due By Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		In millions			
Operating Lease Obligations	$27.6	$7.7	$10.0	$5.0	$4.9

APC's non-cancelable operating leases, primarily for warehousing and office space, expire at various dates through 2012. These leases contain renewal options for periods ranging from one to nine years and require APC to pay its proportionate share of utilities, taxes, and insurance. APC is not able to determine the aggregate amount of purchase orders that represent contractual obligations for the purchase of goods and services, as such purchase orders may represent authorizations to purchase rather than binding agreements. For the purposes of this disclosure, contractual obligations for the purchase of goods and services are defined as agreements that are enforceable and legally binding on APC and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; the approximate timing of the transaction, and contain no provisions allowing for cancellation without significant penalty. Our purchase orders for raw materials or purchased finished products are based on our current manufacturing needs and/or demand forecasts and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of raw materials or finished products specifying minimum quantities or set prices that exceed our expected requirements for three months.

Capital Expenditures and Capital Commitments. During 2003 and 2002, our capital expenditures, net of capital grants, amounted to approximately $21.6 million and $19.6 million, respectively, consisting primarily of manufacturing and office equipment, purchased software applications, and building improvements. Capital spending in 2003 focused on funding additional equipment needs and improving existing factories, principally in the U.S., India, the Philippines, Ireland, and Denmark as well as continuing investment in information technologies. Capital spending in 2002 decreased from prior year levels, reflecting our focused efforts to control and reduce capital spending and rationalize our overall production capacity which included our first quarter 2002 decision to consolidate our Philippines based manufacturing operations in the province of Cavite. Substantially all of APC's net capital expenditures were financed from available operating cash. We had no material capital commitments during fiscal years 2003, 2002 and 2001, or at December 31, 2003 and 2002.

APC has agreements with the Industrial Development Authority of Ireland, otherwise known as the IDA. Under these agreements, we receive grant monies for costs incurred for machinery, equipment, and building improvements for our Galway and Castlebar facilities. These grants are equal to 40% and 60%, respectively, of such costs up to a maximum of $13.1 million for Galway and $1.3 million for Castlebar. Such grant monies are subject to APC meeting certain employment goals and maintaining operations in Ireland until termination of the respective agreements. Under separate agreements with the IDA, we receive direct reimbursement of training costs at our Galway and Castlebar facilities for up to $3,000 and $12,500, respectively, per new employee hired. Also refer to Note 17 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Borrowing Facilities and Financial Commitments. At December 31, 2003 and 2002, we had available for future borrowings $65.0 million under an unsecured line of credit agreement at a floating interest rate equal to the bank's cost of funds rate plus 0.625% and an additional $6.0 million under an unsecured line of credit agreement with a second bank at similar interest rates. No borrowings were outstanding under these facilities during fiscal years 2003, 2002 and 2001, or at December 31, 2003 and 2002. APC had no significant financial commitments, other than those required in the normal course of business, during fiscal years 2003, 2002 and 2001, or at December 31, 2003 and 2002.

Off-Balance-Sheet Arrangements. APC had no significant off-balance sheet arrangements during fiscal years 2003, 2002 and 2001, or at December 31, 2003 and 2002.

Quarterly Cash Dividends. On June 18, 2003, APC's Board of Directors approved initiation of a quarterly cash dividend of $0.08 per share of common stock. In 2003, quarterly dividends were paid on September 15, 2003 to shareholders of record at the close of business on August 25, 2003, and on December 17, 2003 to shareholders of record at the close of business on November 26, 2003. On February 9, 2004, a quarterly dividend was declared, payable on March 17, 2004 to shareholders of record as of February 25, 2004. It is the intention of the Board of Directors to pay a comparable quarterly dividend on a going forward basis contingent upon continued capital availability and a determination that cash dividends continue to be in the best interests of APC and its shareholders.

APC has historically generated annual cash flows from operating activities as a result of strong operating results and, at times, improvement in working capital. We believe that current internal cash flows together with available cash, available credit facilities or, if needed, the proceeds from the sale of additional equity, will be sufficient to support anticipated capital spending, dividend payments, and other working capital requirements for the foreseeable future.

Foreign Currency Activity. We invoice our customers in various currencies. Realized and unrealized transaction gains or losses are included in the results of operations and are measured based upon the effect of changes in exchange rates on the actual or expected amount of functional currency cash flows. Transaction gains and losses were not material to the results of operations in 2003, 2002 and 2001.

At December 31, 2003, APC's unhedged foreign currency accounts receivable, by currency, were as follows:

	Foreign Currency	U.S. Dollars
	In thousands	
European Euros	36,046	$45,015
Japanese Yen	2,328,586	$21,761
Swiss Francs	20,383	$16,313
British Pounds	6,221	$11,037

APC also had non-trade receivables denominated in European Euros of approximately U.S.$0.9 million, liabilities denominated in various European currencies of approximately U.S.$48.5 million, and liabilities denominated in Japanese Yen of approximately U.S.$10.8 million.

We continually review our foreign exchange exposure and consider various risk management techniques, including the netting of foreign currency receipts and disbursements, rate protection agreements with customers/vendors and derivatives arrangements, including foreign exchange contracts. We presently do not utilize rate protection agreements or derivative arrangements.

BUSINESS OUTLOOK

We believe that we are very well positioned competitively, financially and strategically going into 2004. Towards that end, our strategy for next year is focused on empowering IT professionals with the knowledge, tools and solutions they need to effectively design, build and manage network-critical physical infrastructure. Our value proposition is for APC to become a trusted, global partner for the long term, committed to solving our customers' network-critical physical infrastructure problems of today, and helping them anticipate their challenges of tomorrow, thereby allowing them to focus on their core competencies. We believe that we can accomplish this by dramatically reducing the level of complexity faced by our customers involved in designing, building, and managing the network-critical physical infrastructure that is at the very core of maintaining their business continuity, application availability, and network reliability.

As we look ahead to 2004, we are currently planning for growth in annual revenue in all three of our reportable segments: Small Systems, Large Systems and Other. We expect the rate of growth of our Large Systems products to be greater than the growth expected for Small Systems due to the assumed continued success of our overall strategy and the acceptance of our products in specific market segments.

Overall gross margins for 2004 are currently expected to be impacted by a shift in product mix toward the faster-growing, lower-margin Large Systems products. Gross margins, particularly for Small Systems products, are expected to be impacted by planned price reductions which are expected to be offset by the favorable impact of the expected reduction of the unit costs of our products, particularly material costs, as a result of assumed unit volume growth and our continued efforts to improve manufacturing cost efficiencies, as well as expected favorable pricing arrangements with our suppliers. Gross margin variability could result from changing revenue levels, which are dependent on unit volumes and prices as well as the mix of products sold, unit costs and yield issues associated with production at our factories, excess manufacturing capacity, excess inventory, inventory obsolescence and variations in inventory valuation.

We have dedicated significant efforts to rationalize our overall manufacturing capacity over the past three years and we will continue to plan for future capacity requirements based on the assumed continued acceptance and demand for our products in the specific market segments they were designed to address. We currently expect that capital spending will be between $25 million and $35 million in 2004, compared to $21.6 million in 2003. We expect that most of the capital spending for 2004 will go toward the maintaining, upgrading and expansion of current manufacturing capacity, as well as investments to upgrade current hardware and software office technologies. We are also planning on building product demonstration sites in selected locations around the world in support of our present strategy.

We are committed to sustaining our R&D efforts to meet the future needs of our customers across all segments and potentially expanding into emerging, high-growth areas. We will remain focused on aggressively driving our growth of our network-critical physical infrastructure solutions, which will require sustaining and increasing our operating expense investments in sales and marketing, as well as making incremental investments in global customer education initiatives.

We currently expect our tax rate to be approximately 26% for 2004. The estimated effective tax rate is based on current tax law and the current expected income. The tax rate may be affected by the jurisdictions in which profits are determined to be earned and taxed, our ability to successfully implement additional tax savings planning opportunities and our ability to realize deferred tax assets.

We are currently a party to various legal proceedings and claims, including a claim alleging patent infringement. As a result of expected costs related to the defense of such matters, we expect 2004 legal costs to exceed 2003 legal costs. We currently do not believe that the ultimate outcome of these legal proceedings and claims will have a material adverse effect on our financial position or overall trends in results of operations. However, litigation is subject to inherent uncertainties, including the risk of an unfavorable outcome, and management's view of these matters may change in the future. An unfavorable outcome could include monetary damages or, in cases where injunctive relief is sought, an injunction prohibiting certain activities. If an unfavorable outcome were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period or future periods. We believe that, given our current liquidity and cash and investment balances, even an adverse judgment would not have a material impact on cash and investments or liquidity.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies. For a detailed discussion on the application of these and other accounting policies, also refer to Note 1 of Notes to Consolidated Financial Statements in Item 8 of this Report.

On an on-going basis, we evaluate the judgments and estimates underlying all of our accounting policies, including those related to revenue recognition, product returns, bad debts, inventories, impairment of long-lived assets, deferred tax valuation allowances, restructuring reserves and contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Materially different results in the amount and timing of our actual results for any period could occur if we made different judgments or utilized different estimates. Actual results may differ from those estimates.

Our critical accounting policies are as follows:

Revenue Recognition

We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter. In general, revenue is recognized when title has passed at the time of delivery of product for all of our operating segments as stipulated by the delivery terms for the sales transactions. In addition, prior to revenue recognition, we require persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. Installation is not applicable for Small Systems and Other segment products based on the nature of the products sold. Generally, revenue associated with Large Systems sales is also recognized at the time of delivery pursuant to the delivery terms, as we do not perform installation. Delivery terms vary, but often include origin-based terms (e.g., FOB Shipping Point and Ex-works) and destination-based terms (e.g., DDU/DDP (delivered duty unpaid/delivered duty paid)).

Certain Large Systems product lines and, at times, one product line included in the Small Systems segment require electrical hardwire installation or duct installation which is performed by the customer or their contracted licensed contractor/electrician. Since we do not perform the installation, revenue recognition at the time of delivery is proper as customer acceptance of the unit is not required. Also, payment by the customer is not contingent upon installation of the product.

We offer additional services to customers depending on the type of product the customer has purchased, including on-site services, installation consulting services, remote monitoring services, power audit services, and network integration services. Revenue is recognized at the time services are provided or is deferred and recognized over the service period (where applicable). The fair value of these services are based upon the rates that we charge customers in separately negotiated transactions and such services are not essential to the functionality of the delivered product.

For all sales, except those completed over the Internet, we use a binding purchase order as evidence of an arrangement. For sales over the Internet, we use a credit card authorization as evidence of an arrangement. Sales through certain customers are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

Our arrangements do not generally include acceptance clauses. However, if an arrangement includes a customer specified acceptance provision, acceptance generally occurs at our factory prior to delivery. As we continue to introduce new products in 2004, we anticipate that installation and customer acceptance provisions may become more common, and therefore increasingly significant for determining delivery and performance and consequently our entitlement to recognize revenue.

Estimating Valuation Allowances and Accrued Liabilities—Allowances for Sales Returns, Doubtful Accounts, Inventory Obsolescence and Product Recall, and Assessment of the Probability of the Outcome of our Current Litigation

Significant management judgments that affect the application of our revenue policy also include estimates of potential future product returns related to current period product revenue. We analyze historical returns, current economic trends, and channel inventories when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

We provide limited rights of return to distributors and retailers for our Small Systems product lines. We provide appropriate reserves for returns at the time that related revenue is recognized, based on historical patterns of returns and contractual provisions in accordance with the provisions of

Statement of Financial Accounting Standards No. 48, *Revenue Recognition When Right of Return Exists*, and U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101. Returns of Large Systems products generally do not occur. Historically, returns have represented 3% of gross sales and have not differed significantly from prior estimates.

Similarly, we must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable balances in view of customer credit-worthiness, customer concentrations, historical bad debts, current economic trends, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. A majority of international customer balances are covered by receivables insurance. Historically, bad debts have been less than 1% of net sales.

Our inventory reserve estimate methodology involves quantifying the total inventory position having potential loss exposure. Loss exposure generally results from several business factors, including product or component discontinuance, unplanned changes in demand, product design changes, and factory transitions. Quantifying such loss exposure is the result of combining the cost of inventories specifically identified as having little or no opportunity for sale or use (thus available for physical disposition) plus the cost of inventories having a high risk of no future sale or use based upon an analysis of on-hand quantities compared to historical and anticipated future sale or use. We maintain an on-going business process for the physical disposition of inventories previously identified. Inventory write-offs occur at the time of physical disposition. Inventories, once reserved, are not written back up as such reserve adjustments are considered to be a permanent decrease to the cost basis of the excess or obsolete inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

In early 2003, we announced a product recall of Back-UPS CS 350 and 500 models, due to potential safety issues. Prior to announcing the recall, APC received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide. In the fourth quarter of 2002, APC accrued a current liability and recognized additional warranty expense, classified in cost of goods sold, of $19.6 million. Based upon repair cost and return rate experience to-date as well as current estimates of remaining costs to be incurred, APC expects the aggregate costs for the recall to be less than originally estimated. To reflect this change, cost of goods sold was reduced by $5.5 million in the third quarter of 2003. As of December 31, 2003, APC had incurred approximately 80% of currently estimated total recall costs. Our estimation of remaining recall costs of $2.8 million, comprised of $1.0 million for the U.S. and $1.8 million for international geographies, continues to be subject to actual return rates and per unit repair costs which can vary by country. Actual return rates may vary significantly among different geographies. The most significant risks associated with our return rate assumptions include varying degrees of product recall regulation by geography as well as varying consumer awareness levels and access to timely recall information. Actual per unit repair cost includes principally transportation costs which will be influenced by the proximity of customer locations to the service center location as well as the priority level of delivery requirements. We expect that actual future amounts will not differ materially from our current estimates.

We are, and may in the future become, involved in litigation involving our business, products or operations. For pending claims for which there is an estimatable range of loss greater than zero, we record the best estimate of liability within the range. If no point within the range is considered the best estimate, we record the minimum estimated liability. Because of uncertainties related to the identifiable range of loss on any pending claims, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we assess the potential liability related to our pending claims and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. The litigation process is uncertain and includes the risk of an unexpected, unfavorable result. We may be materially adversely impacted by any such litigation.

Valuation of Long-lived Tangible and Intangible Assets including Goodwill

We assess the impairment of long-lived tangible and intangible assets including goodwill on an ongoing basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Should our assessment suggest impairment, we would determine recoverability based on an estimate of future undiscounted cash flows resulting from our use of the asset and its eventual disposition. Factors we consider that could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant technological changes, which would render equipment and manufacturing process, obsolete.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. With the adoption of Statement 142, we implemented the necessary reclassifications in order to conform to the new criteria in Statement of Financial Accounting Standards No. 141, *Business Combinations*, for recognition of intangible assets apart from goodwill.

Statement 142 requires that companies no longer amortize goodwill and other intangible assets with indefinite lives, but instead test goodwill impairment at least annually or more frequently if impairment indicators arise. Statement 142 also requires completion of a two-step transitional goodwill impairment test. In connection with completion of the first step of our transitional analysis, we identified two reporting units with goodwill, Large Systems and Small Systems; these reporting units are also reportable segments. We then determined the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and other intangible assets, to these reporting units as of the date of adoption. Completion of the first step of our analysis indicated impairment in the carrying amount of our goodwill. Our goodwill was primarily associated with our Large Systems segment which consists primarily of uninterruptible power supply (UPS), DC-power systems, and precision cooling products for data centers, facilities, and communication applications. Conditions contributing to the goodwill impairment included the ongoing softness in IT and communications market segments coupled with lower corporate investment for these types of applications.

In connection with completion of the second step of our transitional analysis, we compared the carrying amount of reporting unit goodwill with the implied fair value of reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with the provisions of Statement 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on this second step, we recorded a non-cash charge equal to the goodwill balance associated with our Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on our liquidity. Our remaining goodwill is associated with our Small Systems segment. We evaluate each of our reporting units with goodwill during the fourth quarter of each fiscal year or more frequently if impairment indicators arise.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Expectations about future taxable income incorporate numerous assumptions about actions, elections and strategies to minimize income taxes in future years. Our ability to take such actions, make preferred elections and implement tax-planning strategies may be adversely impacted by enacted changes in tax laws and/or tax rates, as well as successful challenges by tax authorities resulting from differing interpretations of tax laws and regulations.

APC is routinely under audit by federal, foreign, state, or local authorities in the areas of income taxes and the remittance of sales and use taxes. These audits include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, foreign, state, and local tax laws. In evaluating the exposure associated with various tax filing positions, we often accrue for probable exposures. To the extent APC were to prevail in matters for which accruals have been established or were to be required to pay amounts in excess of reserves, APC's effective tax rate in a given financial statement period could be materially affected. In late 2003, the Internal Revenue Service began an examination of APC's 2002 tax year. Although the outcome of tax audits is always uncertain, management believes that adequate amounts of tax have been reserved for any adjustments that are expected to result from this examination.

To the extent we believe that recovery of deferred tax assets is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statements of income. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At December 31, 2003 and 2002, we provided a valuation allowance on certain of our deferred tax assets, primarily consisting of net operating losses generated in 2003, 2002 and 2001 for the start up and continuing operations of Brazilian operations, because of uncertainty regarding their realizability. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Statement 150 is effective immediately for financial instruments entered into or modified after May 31, 2003, and otherwise effective for interim periods beginning after June 15, 2003. Statement 150 does not apply to APC since APC does not currently possess the financial instruments covered by this Statement.

FACTORS THAT MAY AFFECT FUTURE RESULTS

This document contains forward-looking statements that involve risks and uncertainties, particularly in the *Business Outlook* section of this MD&A. You can identify forward-looking statements by the use of forward-looking terminology including "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this document.

We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Our annual and quarterly results are likely to be volatile.

Our annual and quarterly operating results may fluctuate as a result of a number of factors, including:

- costs incurred for the product recall of select Back-UPS CS models are greater than or less than currently anticipated;
- the effect on our business, our suppliers, our customers, or the economy resulting from travel, supply-chain or general business disruptions from Severe Acute Respiratory Syndrome (SARS);
- ramp up, expansion and rationalization of global manufacturing capacity;
- our ability to effectively align operating expenses and production capacity with the current demand environment;
- volatility in general world economic conditions, and, in particular, the possibility that the PC and related markets decline more dramatically than currently anticipated;
- the growth rates in the power protection industry and related industries, including but not limited to the PC, server, networking, telecommunications and enterprise hardware industries;
- competitive factors and pricing pressures;
- product mix changes and the potential negative impact on gross margins from such changes;
- changes in the seasonality of demand patterns;
- inventory risks due to shifts in market demand;
- component constraints, shortages, and quality;
- risks of nonpayment of accounts receivable;
- timing of orders from, and shipments to, customers;
- timing of new product introductions and the market acceptance of those products;
- changes in manufacturing costs;
- factors associated with international operations;
- natural disasters; and
- labor disputes, acts of terrorism, war and political instability.

We currently compete with several firms providing power protection and related products and services and expect competition to increase in the future, which could affect our revenue and profitability.

We believe that we are one of less than ten global companies providing a full range of UPS products and services worldwide. The UPS, power protection and related industries, however, are highly competitive on both a worldwide basis and a regional geographic basis. We compete, and will continue to compete, with several U.S. and foreign firms, both on a worldwide basis and in various geographical regions, and within individual product and application niches. We expect competition to increase in the future from existing competitors and a number of companies that may enter our existing or future markets. Increased competition could adversely affect our revenue and profitability through price reductions and loss of market share.

The principal competitive factors in our products include:

- product performance and quality;
- marketing and access to distribution channels;
- customer services; and
- product design and price.

Some of our current and potential competitors may have substantially greater financial, technical, sales and marketing resources than we have. We may not be able to continue to compete successfully with our existing competitors or with new competitors.

Technological innovation, or failure to alter our products to meet the demands of technological innovation, could seriously harm our business.

The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of our products. We may not be successful in selecting, developing, manufacturing and marketing new products or enhancing our existing products or in responding effectively to technological changes, new standards or product announcements by competitors. The timely availability of new products and enhancements, and their acceptance by customers are important to our future success. Delays in such availability or a lack of market acceptance could have an adverse effect on our business. Additionally, there may be technological innovation that eliminates or reduces the need for our products.

Defects in our products could seriously harm our business.

Our products may have defects despite testing internally or by current or potential customers. These defects could result in product returns or recalls and loss or delay in market acceptance, which could have a material adverse effect upon our business, operating results, or financial condition.

In early 2003, APC announced a product recall of Back-UPS CS 350 and 500 models, due to potential safety issues. Prior to announcing the recall, APC received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide. In the fourth quarter of 2002, APC accrued a current liability and recognized additional warranty expense, classified in cost of goods sold, of $19.6 million. Based upon repair cost and return rate experience to-date as well as current estimates of remaining costs to be incurred, APC expects the aggregate costs for the recall to be less than originally estimated. To reflect this change, cost of goods sold was reduced by $5.5 million in the third quarter of 2003. As of December 31, 2003, APC had incurred approximately 80% of currently estimated total recall costs. Our estimation of remaining recall costs of $2.8 million, comprised of $1.0 million for the U.S. and $1.8 million for international geographies, continues to be subject to actual return rates and per unit repair costs which can vary by country. We expect that future amounts will not differ materially from our current estimates.

Loss of any of our key personnel could seriously harm our business.

Our success depends to a significant degree upon the continuing contributions of key management, sales, marketing, research and development and manufacturing personnel, many of whom we would have difficulty replacing. We believe that our future success will depend in large part upon our ability to attract and retain highly-skilled hardware and software engineers, and management, sales, and marketing personnel. Competition for such personnel is intense, and we may not be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on our business, operating results, or financial condition.

Because we depend on foreign operations and revenues, we are exposed to currency fluctuations, import barriers and other risks related to conducting foreign operations.

We manufacture and market our products worldwide through several foreign subsidiaries, distributors, and resellers. Our worldwide operations are subject to the risks normally associated with foreign operations including, but not limited to:

- customer and vendor financial instability;
- volatility in general world economic conditions;
- the disruption of markets;
- changes in export or import laws;
- restrictions on currency exchanges;
- potentially negative tax consequences;
- longer payment terms;
- acts of labor disputes, war, terrorism, or political instability;
- natural disasters; and
- the modification or introduction of government policies with potentially adverse effects.

International sales, which are both direct and indirect sales to customers outside the U.S., accounted for approximately 55.0%, 51.9%, and 47.9% of our net sales in 2003, 2002 and 2001, respectively. We anticipate that international sales will continue to account for a significant portion of our revenue. We invoice our customers in various currencies. To date, we do not use any rate protection agreements or derivative agreements to hedge any foreign exchange exposure. Accordingly, we may be exposed to exchange losses based upon currency exchange rate fluctuations, which losses could have a materially adverse effect on our operating results.

A significant portion of products in our Small Systems and Large Systems reportable operating segments are manufactured in foreign locations, particularly developing countries such as Brazil, China, India, and the Philippines, which subject APC to a number of economic and other risks. The Small Systems have particular exposure to the Philippines, a country which is experiencing political and financial instability. Disruption of manufacturing efforts in these international facilities could materially adversely impact our ability to fulfill customer orders and potentially result in the loss of business.

Because our business relies upon a variety of computer systems to operate effectively, the failure or disruption of, or latent defects in these systems could have a material adverse effect on our business.

APC is a highly automated company whose efficient and effective operation relies on a variety of information systems, including e-mail, enterprise resource planning, electronic data interchange, customer resource management and e-commerce systems. Disruption in the operation of these systems, or difficulties in maintaining or upgrading these systems, could have an adverse effect on our business. In January 2001, we upgraded our enterprise resource planning system. Difficulties that we have encountered, or may encounter, in connection with our implementation and use of our computer systems, including human error or our reliance on, or a failure or disruption of, or latent defects in, such systems, could adversely affect our order management and fulfillment, financial reporting and supply chain management processes, and any such difficulties could have a material adverse effect on our business.

Our reliance on sole source suppliers may result in product delays or price increases.

We currently obtain certain components of our products and certain finished products from sole sources. In the future, our suppliers may not be able to meet our demand for components and products in a timely and cost-effective manner. Our inability to secure and qualify alternative sources of supply in a timely manner may disrupt our ability to fulfill customer orders. We generally purchase these sole source components and products using purchase orders and have no guaranteed supply arrangements with the suppliers. In addition, the availability of many of these components and products is dependent in part on our ability to provide the suppliers with accurate forecasts of our future requirements. However, our operating results and customer relationships could be materially adversely affected by either an increase in prices for, or an interruption or reduction in supply of, any key components and products.

We have a limited ability to protect our intellectual property rights; others could infringe on or misappropriate our propriety rights and information.

Our success will depend, to a large extent, on our ability to protect our proprietary technology. We rely on a combination of contractual rights, trade secrets, patents, and copyrights to protect our proprietary rights. Although we own certain patents, and we have applied, and in the future we may apply, for patents, our intellectual property protection may not be sufficient to prevent competitors from developing similar technology. Moreover, in the absence of patent protection, our business may be adversely affected by competitors which independently develop functionally equivalent technology.

Our products may infringe on the intellectual property rights of others.

We attempt to ensure that our products and processes do not infringe upon third party patents and other proprietary rights, but from time to time third parties have alleged, and in the future may allege, such infringement. If third parties allege or determine infringement, we may not prevail in such a challenge. Furthermore, if infringement is determined, we may not be able to obtain the necessary licenses on acceptable terms, if at all.

If we are unable to identify and successfully integrate acquisitions, our ability to expand and our financial results could suffer.

We have limited experience in integrating acquired companies or technologies into our operations. We may from time to time pursue the acquisition of other companies, assets, products or technologies. We may not be able to integrate successfully products, technologies, distribution channels, key personnel and businesses of acquired companies into our business or product offerings. In addition, the integration of acquired companies may adversely affect our business, operating results, or financial condition. Further, these acquired companies, assets, products or technologies may not contribute significantly to our sales or earnings, and the sales and earnings from acquired businesses may be adversely affected by the integration process or other factors. If we are not successful in the integration of such acquired businesses, our financial results could be adversely impacted. In addition, we may not be able to identify and consummate suitable acquisition transactions in the future.

Our stock price could be volatile, which could cause you to lose part or all of your investment.

The market price of our common stock has been, and may continue to be, extremely volatile. The trading price of our common stock could be subject to wide fluctuations in response to:

- quarter-to-quarter variations in operating results;
- changes in earnings estimates by analysts;
- announcements of technological innovations or new products developed by us or our competitors; and
- labor disputes, acts of war, terrorism and political instability and other events or factors.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many high technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Our tax rate depends on earnings derived from certain foreign manufacturing operations.

Our tax rate is heavily dependent upon the proportion of earnings that we derive from our Ireland and Philippines manufacturing operations and our ability to reinvest those earnings permanently outside the United States. If the earnings of these operations as a percentage of our total earnings were to decline significantly from anticipated levels, or should our ability to reinvest these earnings be reduced, our effective tax rate would exceed the currently estimated rate for 2004. APC has tax holidays in China, India, and the Philippines, which reduce or eliminate the income taxes paid in those countries. A substantial portion of APC's tax holiday in the Philippines expired in the third quarter of 2003. Although this will have the effect of increasing APC's foreign taxes, APC's effective income tax rate will remain considerably lower than the U.S. statutory federal corporate tax rate of 35%. In addition, we believe that further tax savings can be achieved by implementing further tax planning strategies. If we are unable to successfully implement such strategies, our overall effective tax rate could increase. In addition, should our intercompany transfer pricing with respect to our Ireland or Philippines manufacturing operations require significant adjustment due to audits or regulatory changes, our overall effective tax rate could increase.

We are, and may become, involved in litigation, which could materially harm our business.

We are, and may in the future become, involved in litigation involving our business, products or operations. The litigation process is uncertain and includes the risk of an unexpected, unfavorable result. Were an unfavorable result to occur, it is possible that we could be materially adversely impacted by any such litigation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

APC, in the normal course of business, is exposed to market risks relating to fluctuations in foreign currency exchange rates. The information required under this section related to such risks is included in the *Foreign Currency Activity* section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report and is incorporated herein by reference.

APC, in the normal course of business, is also exposed to market risks relating to fluctuations in interest rates and the resulting rates of return on investments in marketable securities. The information required under this section related to such risks is included in the *Other Income, Net* section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

In thousands except per share amount

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 252,114**	$ 209,322
Short term investments (Note 3)	**496,209**	430,986
Accounts receivable, less allowance for doubtful accounts of $18,987 in 2003 and $17,855 in 2002 (Note 4)	**264,718**	237,079
Inventories (Note 5)	**402,222**	319,971
Prepaid expenses and other current assets	**25,296**	24,545
Assets held-for-sale (Notes 2 and 7)	**—**	3,033
Deferred income taxes (Note 10)	**57,638**	51,606
Total current assets	**1,498,197**	1,276,542
Property, plant, and equipment:		
Land, buildings, and improvements	**71,206**	64,190
Machinery and equipment	**207,506**	195,076
Office equipment, furniture, and fixtures	**85,474**	78,388
Purchased software	**35,074**	32,513
	399,260	370,167
Less accumulated depreciation and amortization	**235,309**	195,239
Net property, plant, and equipment	**163,951**	174,928
Long term investments (Note 3)	**58,525**	56,293
Goodwill (Note 6)	**6,679**	6,679
Other intangibles, net (Note 6)	**50,292**	61,257
Deferred income taxes (Note 10)	**25,994**	26,354
Other assets	**2,328**	2,527
Total assets	**$1,805,966**	$1,604,580
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 102,800**	$ 99,983
Accrued compensation	**39,366**	33,029
Accrued sales and marketing programs	**29,947**	22,405
Accrued warranty (Note 9)	**11,709**	27,183
Other accrued expenses	**34,146**	30,301
Deferred revenue	**24,330**	19,135
Income taxes payable	**38,428**	45,404
Total current liabilities	**280,726**	277,440
Deferred tax liability (Note 10)	**14,357**	15,088
Total liabilities	**295,083**	292,528
Shareholders' equity (Notes 11 and 12):		
Common stock, $0.01 par value; authorized 450,000 shares in 2003 and 2002; issued 199,982 in 2003 and 196,496 in 2002	**2,000**	1,965
Additional paid-in capital	**182,566**	131,827
Retained earnings	**1,326,733**	1,181,563
Treasury stock, 250 shares, at cost	**(1,551)**	(1,551)
Accumulated other comprehensive income (loss)	**1,135**	(1,752)
Total shareholders' equity	**1,510,883**	1,312,052
COMMITMENTS AND CONTINGENCIES (Notes 9, 14, 16 and 17)		
Total liabilities and shareholders' equity	**$1,805,966**	$1,604,580

See accompanying notes to consolidated financial statements.

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003, 2002 and 2001

In thousands except per share amounts

	2003	2002	2001
Net sales (Note 13)	**$1,464,798**	$1,300,025	$1,404,784
Cost of goods sold	**852,615**	816,318	920,895
Gross profit	**612,183**	483,707	483,889
Operating expenses:			
Marketing, selling, general, and administrative	**315,429**	272,702	284,390
Research and development	**67,639**	60,058	54,646
Total operating expenses	**383,068**	332,760	339,036
Operating income	**229,115**	150,947	144,853
Other income, net	**9,990**	10,889	13,700
Earnings before income taxes and cumulative effect of accounting change	**239,105**	161,836	158,553
Income taxes (Note 10)	**62,167**	45,314	45,188
Earnings before cumulative effect of accounting change	**176,938**	116,522	113,365
Cumulative effect of accounting change, net of income taxes of $15,459 in 2002	**—**	34,500	—
Net income	**$ 176,938**	$ 82,022	$ 113,365
Basic earnings per share:			
Basic earnings per share before cumulative effect of accounting change	**$ 0.90**	$ 0.59	$ 0.58
Cumulative effect of accounting change, net of tax	**—**	0.17	—
Basic earnings per share	**$ 0.90**	$ 0.42	$ 0.58
Basic weighted average shares outstanding	**197,402**	195,927	195,171
Diluted earnings per share:			
Diluted earnings per share before cumulative effect of accounting change	**$ 0.88**	$ 0.59	$ 0.58
Cumulative effect of accounting change, net of tax	**—**	0.17	—
Diluted earnings per share	**$ 0.88**	$ 0.42	$ 0.58
Diluted weighted average shares outstanding	**201,517**	196,993	196,793

See accompanying notes to consolidated financial statements.

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2003, 2002 and 2001
In thousands

	$0.01 Par, Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock, at Cost		Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount			Shares	Amount		
Balances at December 31, 2000	**195,071**	**$1,951**	**$115,381**	**$ 986,176**	**(250)**	**$(1,551)**	**$(4,776)**	**$1,097,181**
Net income				113,365				113,365
Foreign currency translation adjustment							(51)	(51)
Net unrealized loss on investments							(100)	(100)
Comprehensive income								*113,214*
Exercises of stock options	754	7	7,633					7,640
Tax benefit from exercises of stock options			1,131					1,131
Shares issued to Employee Stock Purchase Plan	200	2	2,220					2,222
Balances at December 31, 2001	**196,025**	**1,960**	**126,365**	**1,099,541**	**(250)**	**(1,551)**	**(4,927)**	**1,221,388**
Net income				82,022				82,022
Foreign currency translation adjustment							3,300	3,300
Net unrealized loss on investments							(125)	(125)
Comprehensive income								*85,197*
Exercises of stock options	305	3	3,167					3,170
Tax benefit from exercises of stock options			490					490
Shares issued to Employee Stock Purchase Plan	166	2	1,805					1,807
Balances at December 31, 2002	**196,496**	**1,965**	**131,827**	**1,181,563**	**(250)**	**(1,551)**	**(1,752)**	**1,312,052**
Net income				176,938				176,938
Foreign currency translation adjustment							2,662	2,662
Net unrealized gain on investments							225	225
Comprehensive income								*179,825*
Common stock dividends				(31,768)				(31,768)
Exercises of stock options	3,340	34	42,170					42,204
Tax benefit from exercises of stock options			6,749					6,749
Shares issued to Employee Stock Purchase Plan	146	1	1,820					1,821
Balances at December 31, 2003	**199,982**	**$2,000**	**$182,566**	**$1,326,733**	**(250)**	**$(1,551)**	**$ 1,135**	**$1,510,883**

See accompanying notes to consolidated financial statements.

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001

In thousands

	2003	2002	2001
Cash flows from operating activities			
Net income	**$ 176,938**	$ 82,022	$ 113,365
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property, plant, and equipment	**35,619**	39,665	44,377
Gain on sale of property, plant, and equipment	**—**	(347)	(1,728)
Amortization of goodwill and other intangibles	**11,831**	11,857	11,559
Provision for doubtful accounts	**5,279**	3,890	4,775
Provision for inventories	**6,600**	10,780	18,015
Deferred income taxes	**(6,403)**	(23,999)	(10,654)
Cumulative effect of accounting change	**—**	49,959	—
Restructuring charges	**—**	3,877	5,089
Impairment of assets held-for-sale	**—**	3,203	—
Other non-cash items, net	**2,887**	3,175	(151)
Changes in operating assets and liabilities:			
Accounts receivable	**(32,918)**	22,626	29,671
Inventories	**(88,851)**	19,885	(79,619)
Prepaid expenses and other current assets	**(751)**	(8,610)	7,553
Other assets	**(667)**	85	(3,018)
Accounts payable	**2,817**	24,414	(29,462)
Accrued compensation	**6,337**	11,389	(68)
Accrued sales and marketing programs	**7,542**	(606)	7,801
Accrued warranty	**(15,474)**	20,337	1,252
Other accrued expenses	**3,845**	8,871	(10,922)
Deferred revenue	**5,195**	4,684	2,604
Income taxes payable	**(227)**	25,763	6,885
Net cash provided by operating activities	**119,599**	312,920	117,324
Cash flows from investing activities			
Purchases of held-to-maturity securities	**(2,989,553)**	(1,517,274)	(79,776)
Maturities of held-to-maturity securities	**2,891,279**	1,140,670	25,000
Purchases of available-for-sale securities	**(639)**	(25,807)	(25,092)
Sales of available-for-sale securities	**31,458**	20,000	—
Capital expenditures, net of capital grants	**(21,609)**	(19,555)	(47,859)
Proceeds from disposals of property, plant, and equipment	**—**	1,624	—
Proceeds from sale of property, plant, and equipment	**—**	3,557	5,726
Net cash used in investing activities	**(89,064)**	(396,785)	(122,001)
Cash flows from financing activities			
Proceeds from issuances of common stock	**44,025**	4,977	9,862
Dividends paid on common stock	**(31,768)**	—	—
Net cash provided by financing activities	**12,257**	4,977	9,862
Net change in cash and cash equivalents	**42,792**	(78,888)	5,185
Cash and cash equivalents at beginning of year	**209,322**	288,210	283,025
Cash and cash equivalents at end of year	**$ 252,114**	$ 209,322	$ 288,210
Supplemental cash flow disclosures			
Cash paid during the year for:			
Income taxes (net of tax refunds)	**$ 56,168**	$ 23,753	$ 45,982

NON-CASH TRANSACTIONS: In 2003, 2002 and 2001, the tax effect of the exercise of stock options resulted in increases to additional paid-in capital and reductions to income taxes payable of $6,749, $490, and $1,131, respectively. In 2002 and 2001, APC recorded restructuring charges and impairment of assets held-for-sale that included non-cash components of $7,080 and $5,089, respectively (Notes 2 and 7).

See accompanying notes to consolidated financial statements.

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

1. Summary of Significant Accounting Policies

Nature of Business

American Power Conversion Corporation and its subsidiaries (APC) designs, develops, manufactures, and markets power protection and management solutions for computer, communications and electronic applications worldwide. APC's products include uninterruptible power supply products (UPSs), electrical surge protection devices, power conditioning products, DC-power systems, cooling equipment, and associated software, services, and accessories. These products are primarily used with sensitive electronic devices which rely on electric utility power including, but not limited to, home electronics, personal computers (PCs), high-performance computer workstations, servers, networking equipment, communications equipment, Internetworking equipment, data centers, mainframe computers, and facilities. APC's principal markets are in North America, Europe, and the Far East.

Principles of Consolidation

The consolidated financial statements include the accounts of American Power Conversion Corporation and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Revenue Recognition

Revenue from sales of APC's products, including UPS products, electrical surge protection devices, power conditioning products, DC-power systems, cooling equipment, and associated accessories, is recognized when title has passed at the time of delivery of product as stipulated by the delivery terms for the sales transactions. In addition, prior to revenue recognition, APC requires persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. APC offers additional services to customers depending on the type of product the customer has purchased, including on-site services, installation consulting services, remote monitoring services, power audit services, and network integration services. Revenue is recognized at the time services are provided or is deferred and recognized ratably over the service period where applicable, typically one to five years. APC's arrangements do not generally include acceptance clauses. However, if an arrangement includes a customer specified acceptance provision, acceptance generally occurs at APC's factory prior to delivery. Provisions for potential liabilities resulting from sales returns and allowances, warranties, and uncollectible accounts are made at the time that related revenue is recognized, based on historical patterns of returns and contractual provisions in accordance with the provisions of Statement of Financial Accounting Standards No. 48, *Revenue Recognition When Right of Return Exists*, and U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds on deposit, money market savings accounts, and short-term commercial paper with original maturities of three months or less.

Investments

APC classifies as short term its investments with original maturities greater than three months and less than or equal to one year, and as long term its investments with remaining maturities greater than one year and less than or equal to two years. APC has no investments with maturity dates greater than two years. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are recorded at fair value with net unrealized gains and losses reported, net of income taxes, in other comprehensive income. Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when APC has the positive intent and ability to hold such securities to maturity.

Inventories

Inventories are stated at the lower of cost or market; cost being determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives indicated below. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset.

Land improvements	15 years
Buildings and improvements	40 years
Machinery and equipment	5-10 years
Office equipment, furniture, and fixtures	3-10 years
Purchased software	3 years

Grant Monies

Grant monies are provided to certain of APC's subsidiaries located in Ireland to reimburse qualifying capital expenditures and for hiring and maintaining certain employment levels within Ireland. Grant monies received for costs incurred for property, plant and equipment are recorded as a reduction to the basis of the corresponding depreciable assets. Grant monies received for employee levels are recorded as a reduction of payroll expense in the period in which the employee levels required by the grant are reached. Grant monies are received subject to "clawback" provisions that would obligate APC to repay the grant monies received should its employment levels fall below established levels. At the end of each fiscal quarter, APC evaluates current conditions relating to the status of on-going operations and related employment levels in Ireland to assess the possibility that grant monies will need to be repaid and, if deemed necessary, to accrue a repayment liability. Since the inception of its grant agreements in 1994, APC has not assessed the need to accrue a repayment liability and, based upon a current evaluation of its significant investment in Ireland and on-going operational requirements, APC believes the possibility that the clawback provisions will become effective is remote.

Goodwill and Other Intangibles

Goodwill represents the excess of cost over the fair value of the net tangible assets and identifiable intangible assets of businesses acquired. Prior to January 1, 2002, APC's goodwill was being amortized on a straight-line basis over 15 years. On January 1, 2002, APC adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Statement 142 requires that companies no longer amortize goodwill and other intangible assets with indefinite lives, but instead test goodwill impairment at least annually or more frequently if impairment indicators arise. In connection with its adoption of Statement 142, APC recorded a non-cash charge equal to the goodwill balance associated with its Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on

APC's liquidity. APC's remaining goodwill was associated with its Small Systems segment. APC evaluates each of its reporting units with goodwill during the fourth quarter of each fiscal year or more frequently if impairment indicators arise.

Statement 142 also provides for other intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and to be reviewed for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Impairment on Disposal of Long-Lived Assets*. APC's other intangible assets consist principally of technology and licensed patent rights relating to uninterruptible power supply technology. With the adoption of Statement 142, APC reduced the estimated useful lives of its other intangible assets with definite useful lives from a weighted average life of approximately 15 years to a weighted average life of approximately 6 years. There are no expected residual values related to these intangible assets.

Long-lived Assets

APC accounts for long-lived assets, excluding goodwill, in accordance with the provisions of Statement 144, *Impairment on Disposal of Long-Lived Assets*. Statement 144 sets forth criteria to determine when a long-lived asset is held for sale. Such criteria specify that the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. In addition, the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, generally within one year. Statement 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset. APC evaluates its long-lived assets if impairment indicators arise.

Research and Development

Expenditures for research and development (R&D) are expensed in the period incurred.

Warranties

APC offers limited warranties ranging from one to five years varying by product. The provision for potential liability resulting from warranty claims is made at the time that related revenue is recognized, based on historical patterns of returns and contractual provisions in accordance with the provisions of Statement of Financial Accounting Standards No. 48, *Revenue Recognition When Right of Return Exists*, and U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101. Customers can extend the basic warranty period of select products, at an additional charge, for a period of one or three additional years. Recognition of revenue associated with extended warranty programs commences on the date the extended warranty becomes effective and is recognized ratably over the extended warranty period. In addition, APC offers an Equipment Protection Policy in the U.S., Canada, and Europe. Depending on the model and country, the policy provides up to $150,000, 50,000 pounds sterling, or 100,000 euros for repair or replacement of customers' hardware should a surge or lightning strike pass through an APC unit. Other restrictions also apply. Customers can also register the ProtectNet line of data line surge suppressors for a "Double-Up" Supplemental Equipment Protection Policy, under which the total recoverable limit under the Equipment Protection Policy may be doubled (U.S. and Canada only). Most surge suppressor products come with a lifetime product warranty. Except in relation to the product recall discussed below, APC has generally experienced satisfactory field operating results, and warranty and Equipment Protection Policy costs incurred to date have not had a significant impact on APC's results of operations.

In early 2003, APC announced a product recall of Back-UPS CS 350 and 500 models. APC's methodology for estimating costs associated with this product recall involved estimating future costs to be incurred to replace the recalled products based on expected returns and the costs to conduct the recall, particularly repair and transportation costs; also refer to Note 9.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes have not been provided for the undistributed earnings of APC's foreign subsidiaries which aggregated approximately $560 million at December 31, 2003. APC plans to reinvest all such earnings for future expansion. If such earnings were distributed, taxes would increase by approximately $145 million. Additionally, APC has tax holidays in China, India, and the Philippines, which reduce or eliminate the income taxes paid in those countries. A substantial portion of APC's tax holiday in the Philippines expired in the third quarter of 2003. Based on the currently enacted regular corporate income tax rates in these countries, the benefit to APC of these tax holidays was approximately $10.2 million, or $0.05 per diluted share, for the year ended December 31, 2003; $7.5 million, or $0.04 per diluted share, for the year ended December 31, 2002; and $8.0 million, or $0.04 per diluted share, for the year ended December 31, 2001.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common shares at the average market price during the period. Potential common shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., antidilutive) are excluded from the computation.

	2003	2002	2001
		In thousands	
Basic weighted average shares outstanding	**197,402**	195,927	195,171
Net effect of dilutive potential common shares outstanding based on the treasury stock method using the average market price	**4,115**	1,066	1,622
Diluted weighted average shares outstanding	**201,517**	196,993	196,793
Antidilutive potential common shares excluded from the computation above	**3,133**	8,882	9,566

Stock-Based Compensation

At December 31, 2003, APC had four stock option plans and an employee stock purchase plan, which are described more fully in Note 11. As permitted by Statement of Financial Accounting Standards No. 123 as amended by No. 148, *Accounting for Stock-Based Compensation*, APC accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if APC had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation:

	2003	2002	2001
	In thousands except per share amounts		
Net income			
As reported	**$176,938**	$ 82,022	$113,365
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects			
Pro forma	**23,175**	25,108	47,737
Net income			
Pro forma	**$153,763**	$ 56,914	$ 65,628
Basic earnings per share			
As reported	**$ 0.90**	$ 0.42	$ 0.58
Pro forma	**$ 0.78**	$ 0.29	$ 0.34
Diluted earnings per share			
As reported	**$ 0.88**	$ 0.42	$ 0.58
Pro forma	**$ 0.76**	$ 0.29	$ 0.33

The pro forma effect on net income for 2003, 2002 and 2001 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to stock option grants made prior to 1995. The weighted average fair value of stock options granted during 2003, 2002 and 2001 was $8.18, $7.07, and $10.32, respectively. APC estimates the fair value of each option as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001:

	2003	2002	2001
Expected volatility	**67%**	74%	83%
Dividend yield	**2%**	—	—
Risk-free interest rate	**2.5%**	3.2%	4.7%
Expected life	**5 years**	6 years	6 years

APC accounts for its non-employee stock-based compensation awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation cost recognized for non-employees under these plans in the accompanying consolidated financial statements is not material.

Advertising Costs

Advertising costs are expensed as incurred and reported in marketing, selling, general, and administrative expenses in the accompanying consolidated statements of income. Such costs of advertising, advertising production, trade shows, and other activities are designed to enhance demand for APC's products. Advertising costs were $46.8 million in 2003, $40.8 million in 2002, and $46.5 million in 2001. There are no capitalized advertising costs in the accompanying consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. Restructuring

In early 2002, APC announced global headcount reductions which impacted personnel worldwide, principally in the U.S., U.K., Ireland, and the Philippines, throughout a broad range of functions within the organization. The majority of these terminations were the result of APC's decision to consolidate its Philippines-based manufacturing operations, resulting in the closing of APC's manufacturing facility in the province of Laguna. Such restructuring actions were announced during the first quarter of 2002 and substantially completed by the end of 2002.

In 2002, APC recorded $7.2 million of related restructuring costs of which $4.7 million and $2.5 million were classified in cost of goods sold and operating expenses, respectively. These costs included the effects of approximately 941 employee terminations, principally 54% in manufacturing, 14% in sales and 13% in R&D, based on severance agreements, as well as facilities closures in the Philippines, U.S. and U.K., and the related impairment of tangible assets, principally buildings and manufacturing equipment, based on management's assessment of market data. These costs were not allocated to APC's operating segments, but rather were classified as indirect operating expenses for segment reporting consistent with APC's classification for its internal financial reporting; also refer to Note 13.

In connection with APC's decision to consolidate its Philippines-based manufacturing operations, APC closed manufacturing facilities located in the Philippines province of Laguna, in Maryland, and also in the U.K. APC marketed its Philippines property with an intent to sell these assets in 2003. However, APC was unable to complete this sale as a result of an unfavorable real estate market. In accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, in the second quarter of 2003 the Philippines building and equipment were reclassified at their fair values, which aggregated $3.0 million, to held-for-use property, plant, and equipment and depreciation re-commenced. APC sold a building in Maryland to a third party in October 2002. Also, in connection with the closure of a leased facility in the U.K., APC recognized a lease liability during the first quarter of 2002; this lease will expire in 2005.

A summary of the related 2002 restructuring liabilities during 2003 and 2002 is outlined below. APC expects all such restructuring liabilities at December 31, 2003 to be fully paid in cash by the end of 2005.

	2002 Restructuring Plans				
	Restructuring Liabilities at Beginning of Year	Total Charges	Non-cash Charges	Cash Payments	Restructuring Liabilities at End of Year
			In thousands		
2003					
Employee terminations	**$ 25**	**$ —**	**$ —**	**$ —**	**$ 25**
Termination of U.K. lease	**775**	**—**	**—**	**(361)**	**414**
	$800	**$ —**	**$ —**	**$ (361)**	**$439**
2002					
Employee terminations	$ —	$2,550	$ —	$(2,525)	$ 25
Impairment of Philippines manufacturing equipment	—	1,671	(1,671)	—	—
Impairment of Maryland building	—	1,500	(1,500)	—	—
Impairment of U.K. assets	—	706	(706)	—	—
Termination of U.K. lease	—	775	—	—	775
Total facilities closures	—	4,652	(3,877)	—	775
	$ —	$7,202	$(3,877)	$(2,525)	$800

In the second half of 2001, APC recorded $8.6 million of restructuring costs of which $4.1 million and $4.5 million were classified in cost of goods sold and operating expenses, respectively. These costs were associated with manufacturing downsizing actions, primarily in the U.K. and Denmark, and included the effects of approximately 450 employee terminations, principally in manufacturing, based on severance agreements, as well as facilities closures in the U.K., Denmark, and Texas and the related impairment of tangible assets, principally a building and manufacturing equipment, based on management's assessment of market data, and intangible assets principally related to the acquired workforce-in-place. These costs have not been allocated to APC's operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with APC's classification for its internal financial reporting; also refer to Note 13. In connection with these manufacturing downsizing actions, APC sold a building in the U.K. to a third party in November 2001.

A summary of the related 2001 restructuring liabilities during 2002 and 2001 is outlined below. All such restructuring liabilities were fully paid in cash at December 31, 2002.

	2001 Restructuring Plans					
	Restructuring Liabilities at Beginning of Year	Total Charges	Non-cash Charges	Reversals	Cash Payments	Restructuring Liabilities at End of Year
	In thousands					
2002						
Employee terminations	$452	$ —	$ —	$ —	$ (452)	$ —
2001						
Employee terminations	$ —	$3,517	$ —	$ —	$(3,065)	$452
Impairment of acquired workforce-in-place:						
U.K.	—	2,176	(2,176)	—	—	—
Denmark	—	662	(662)	—	—	—
Texas	—	105	(105)	—	—	—
Total workforce-in-place	—	2,943	(2,943)	—	—	—
Impairment of U.K. assets	—	1,118	(1,118)	—	—	—
Termination of U.K. lease	—	885	—	(885)	—	—
Impairment of Texas assets	—	138	(138)	—	—	—
Total facilities closures	—	2,141	(1,256)	(885)	—	—
Impairment of energyOn goodwill	—	890	(890)	—	—	—
	$ —	$9,491	$(5,089)	$(885)	$(3,065)	$452

The reversal occurring in the fourth quarter of 2001 relating to facilities closures represents the reversal of a cancelled lease liability recognized during the third quarter of 2001 in connection with the closure of a leased facility in the U.K. During the fourth quarter of 2001, APC reversed its decision to vacate the leased facility.

3. Investments

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
		In thousands		
At December 31, 2003				
Held-to-maturity				
Certificates of deposit	$209,814	$ —	$ —	$209,814
Corporate bonds	236,873	237	—	237,110
Municipal bonds and notes	66,607	67	—	66,674
U.S. government agency securities	41,000	5	(16)	40,989
	554,294	309	(16)	554,587
Available-for-sale				
Equity investments	440	—	—	440
	$554,734	$309	$ (16)	$555,027
At December 31, 2002				
Held-to-maturity				
Certificates of deposit	$134,602	$ —	$ —	$134,602
Corporate bonds	153,501	78	—	153,579
Municipal bonds and notes	120,845	—	(6)	120,839
U.S. government agency securities	47,035	203	(20)	47,218
	455,983	281	(26)	456,238
Available-for-sale				
Bond funds	31,233	114	(449)	30,898
Equity investments	398	—	—	398
	31,631	114	(449)	31,296
	$487,614	$395	$(475)	$487,534

Proceeds from the sales of investment securities available-for-sale were $31 million in 2003 and $20 million in 2002; gross realized losses were approximately $575,000 in 2003 and $224,000 in 2002. There were no sales of investment securities in 2001.

4. Accounts Receivable

Accounts receivable are generally not concentrated in any geographic region or industry. Collateral is usually not required except for certain international transactions for which APC requires letters of credit to secure payment. APC estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect APC's estimate of its bad debts.

5. Inventories

	December 31, 2003	December 31, 2002
	In thousands	
Raw materials	**$185,431**	$175,079
Work in process	**10,679**	7,740
Finished goods	**206,112**	137,152
Total inventories	**$402,222**	$319,971

6. Goodwill and Other Intangible Assets

At December 31, 2003 and 2002, goodwill of $6.7 million was associated with the Small Systems segment.

Amortized intangible assets are as follows:

		December 31, 2003		December 31, 2002	
Amortized Intangible Assets	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		In thousands			
Technology	6 years	**$80,043**	**$35,239**	$80,642	$26,702
Customer lists	5 years	**8,900**	**4,864**	8,900	3,519
Tradenames	5 years	**3,157**	**1,705**	3,157	1,221
Total amortized intangible assets	6 years	**$92,100**	**$41,808**	$92,699	$31,442

Aggregate amortization expense related to APC's other intangible assets for 2003 and 2002 was $11.8 million and $11.9 million, respectively. Estimated aggregated amortization for each of the next five succeeding fiscal years is $11.6 million for 2004, $11.6 million for 2005, $11.6 million for 2006, $9.4 million for 2007, and $5.0 million for 2008. There are no expected residual values related to these intangible assets.

7. Long-lived Assets

In early 2002, APC announced its decision to consolidate its Philippines-based manufacturing operations resulting in the closing of APC's manufacturing facility in the province of Laguna. In connection with this action as well as the closure of manufacturing facilities in the U.S. and U.K., APC recorded $7.1 million of asset impairment charges in 2002 related to buildings and equipment of which $6.6 million and $0.5 million were classified in cost of goods sold and operating expenses, respectively. These impairment charges were not allocated to APC's operating segments, but rather were classified as indirect operating expenses for segment reporting consistent with APC's classification for its internal financial reporting. At December 31, 2002, a building and equipment held-for-sale, with an aggregate value of $3.0 million, were stated at the lower of their fair values less estimated selling costs or carrying amounts and depreciation was no longer being recognized. APC marketed this property with an intent to sell these assets in 2003. However, APC was unable to complete this sale as a result of an unfavorable real estate market. In accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, in the second quarter of 2003 the building and equipment were reclassified at their fair values, which aggregated $3.0 million, to held-for-use property, plant, and equipment and depreciation re-commenced.

8. Revolving Credit Agreements and Short Term Debt

At December 31, 2003 and 2002, APC had available for future borrowings $65.0 million under an unsecured line of credit agreement at a floating interest rate equal to the bank's cost of funds rate plus 0.625% and an additional $6.0 million under an unsecured line of credit agreement with a second bank at similar interest rates. No borrowings were outstanding under these facilities during fiscal years 2003, 2002 and 2001, or at December 31, 2003 and 2002.

9. Warranty Liability and Product Recall

	Product Warranty Liability at Beginning of Year	Accruals for Product Warranties Issued During the Year	Adjustments to Accruals for Preexisting Warranties	Warranty Payments	Product Warranty Liability at End of Year
			In thousands		
2003	**$27,183**	**$24,454**	**$(5,500)**	**$(34,428)**	**$11,709**
2002	$ 6,846	$41,798	$ (167)	$(21,294)	$27,183
2001	$ 5,594	$26,053	$ (446)	$(24,355)	$ 6,846

In early 2003, APC announced a product recall of Back-UPS® CS 350 and 500 models, due to potential safety issues. Prior to announcing the recall, APC received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide. In the fourth quarter of 2002, APC accrued a current liability and recognized additional warranty expense, classified in cost of goods sold, of $19.6 million. Based upon repair cost and return rate experience to-date as well as current estimates of remaining costs to be incurred, APC expects the aggregate costs for the recall to be less than originally estimated. To reflect this change, cost of goods sold was reduced by $5.5 million in the third quarter of 2003. As of December 31, 2003, APC had incurred approximately 80% of currently estimated total recall costs. Our estimation of remaining recall costs of $2.8 million, comprised of $1.0 million for the U.S. and $1.8 million for international geographies, continues to be subject to actual return rates and per unit repair costs which can vary by country. We expect that future amounts will not differ materially from our current estimates.

10. Income Taxes

Total federal, state, and foreign income tax expense (benefit) from continuing operations for the years ended December 31, 2003, 2002, and 2001 consists of the following:

	Current	Deferred	Total
		In thousands	
2003			
Federal	**$32,880**	**$ (7,284)**	**$25,596**
State	**7,938**	**166**	**8,104**
Foreign	**28,748**	**(281)**	**28,467**
	$69,566	**$ (7,399)**	**$62,167**
2002			
Federal	$33,502	$ (5,657)	$27,845
State	7,287	(1,063)	6,224
Foreign	12,978	(1,733)	11,245
	$53,767	$ (8,453)	$45,314
2001			
Federal	$33,887	$ (7,584)	$26,303
State	7,653	(1,425)	6,228
Foreign	14,302	(1,645)	12,657
	$55,842	$(10,654)	$45,188

Income tax expense attributable to continuing operations amounted to $62.2 million in 2003, $45.3 million in 2002, and $45.2 million in 2001, (effective rates of 26.0%, 28.0%, and 28.5%, respectively). The actual expense for 2003, 2002 and 2001 differs from the "expected" tax expense (computed by applying the U.S. statutory federal corporate tax rate of 35% to earnings before income taxes) as follows:

	2003	2002	2001
		In thousands	
Computed "expected" tax expense	**$ 83,687**	$ 56,643	$ 55,494
State income taxes, net of federal income tax benefit	**6,702**	4,046	4,048
Foreign earnings taxed at rates lower than U.S. statutory rate (principally Ireland and the Philippines)	**(26,088)**	(13,641)	(10,920)
Extraterritorial income exclusion/foreign sales corporation	**(1,740)**	(1,610)	(1,352)
Other	**(394)**	(124)	(2,082)
	$ 62,167	$ 45,314	$ 45,188

The domestic and foreign components of earnings before income taxes were $51.9 million and $187.2 million, respectively, for 2003; $89.3 million and $72.5 million, respectively, for 2002; and $79.6 million and $79.0 million, respectively, for 2001. Total income tax expense for the years ended December 31, 2003, 2002 and 2001 was allocated as follows:

	2003	2002	2001
		In thousands	
Income from continuing operations	**$62,167**	$ 45,314	$45,188
Shareholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	**(6,749)**	(490)	(1,131)
Shareholders' equity, for unrealized loss in investments	**—**	(85)	—
Cumulative effect of accounting change	**—**	(15,459)	—
	$55,418	$ 29,280	$44,057

At December 31, 2003 and 2002, deferred income tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these temporary differences are presented below:

	2003	2002
	In thousands	
Deferred tax assets		
Intangible assets	**$30,440**	$27,792
Intercompany inventory profits	**13,765**	6,903
Inventory obsolescence reserve	**11,053**	11,137
Accrual for compensation and compensated absences	**8,648**	6,816
Deferred revenue	**5,559**	5,199
Allowance for doubtful accounts	**4,455**	990
Allowances for sales and marketing programs	**4,112**	8,474
Reserve for warranty and product recall costs	**3,250**	7,930
Additional costs inventoried for tax purposes	**2,500**	1,715
Other	**3,368**	3,438
Total gross deferred tax assets	**87,150**	80,394
Less valuation allowance	**(3,518)**	(2,434)
Net deferred tax assets	**83,632**	77,960
Deferred tax liabilities		
Excess of tax over financial statement depreciation	**11,117**	11,933
Other	**3,240**	3,155
Total deferred tax liabilities	**14,357**	15,088
Net deferred income taxes	**$69,275**	$62,872

In assessing the realizability of deferred tax assets, APC considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2003 and 2002, APC provided a valuation allowance on certain of its deferred tax assets, primarily consisting of net operating losses generated in 2003, 2002 and 2001 for the start up and continuing operations of Brazilian operations, because of uncertainty regarding their realizability.

11. Stock Plans

Stock-based Compensation Plans

At December 31, 2003, APC had four stock option plans and an employee stock purchase plan, which are described below.

Stock Option Plans

On April 21, 1997, APC's shareholders approved the 1997 Stock Option Plan and on June 19, 1987 approved the 1987 Stock Option Plan (collectively the Plans). The 1997 and 1987 Stock Option Plans authorized the grant of options for up to 12.0 million shares and 21.6 million shares, respectively, of common stock. On June 11, 2002 and May 7, 1999, APC's shareholders authorized an additional 9.5 million shares and 12.0 million shares, respectively, under the 1997 Stock Option Plan, resulting in an aggregate of 33.5 million shares available for grant under the 1997 Stock Option Plan. Options granted under the Plans are either (a) options intended to constitute incentive stock options (ISOs) under the Internal Revenue Code of 1986 (the Code) or (b) non-qualified options. Incentive stock options may be granted under the Plans to employees or officers of APC. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of APC.

ISOs granted under the Plans may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of employees or officers holding 10% or more of the voting stock of APC). The aggregate fair market value of shares, for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of APC and any related corporation), may not exceed $100,000. Non-qualified options granted under the Plan may not be granted at a price less than the lesser of (a) the book value per share of common stock as of the end of the fiscal year of APC immediately preceding the date of such grant, or (b) 50% of the fair market value of the common stock on the date of grant.

Options granted under the Plans before December 1, 1995 vested 25% at the end of the first year and 12.5% at the end of each six month period thereafter. Options granted after December 1, 1995 and before February 14, 1997 vested 20% at the end of the second year and 20% at the end of each year thereafter. Options granted after February 14, 1997 vest 25% at the end of the first year and 12.5% at the end of each six month period thereafter.

On April 21, 1997, APC's shareholders approved the 1997 Non-employee Director Stock Option Plan and on May 20, 1993 approved the 1993 Non-employee Director Stock Option Plan (collectively the Director Plans). The 1997 and 1993 Director Plans authorized the grant of options for up to 400,000 shares and 80,000 shares of common stock, respectively. In 2003 and 2002, four non-employee directors were entitled to participate in the 1997 Non-Employee Director Stock Option Plan with each receiving a grant of options as of February 12, 2003 and February 12, 2002 for 20,000 shares and 20,000 shares at an exercise price of $15.00 and $13.01, respectively. Two of those non-employee directors were elected at the June 2001 Annual Meeting of Shareholders and were each granted on August 9, 2001 under the 1997 Stock Option Plan options to purchase 13,643 shares at an exercise price of $13.57. In addition, two non-employee directors were previously entitled to participate in the 1997 Non-Employee Director Stock Option Plan with each receiving a grant of options as of February 12, 2001 for 20,000 shares at an exercise price of $13.25 (i.e., the market price on the dates of grant).

Options granted under the 1997 Director Plan, and the options granted on August 9, 2001 under the 1997 Stock Option Plan, vest 25% at the end of the second year and 9.375% at the end of each six month period thereafter. Options granted under the 1993 Director Plan vested 25% at the end of the first year and 25% annually thereafter.

Options granted under all stock option plans after January 1, 1993 expire not more than ten years from the date of grant (five years in the case of ISOs granted to ten percent shareholders). The outstanding options at December 31, 2003 expire at various dates through 2013. Options granted terminate within a specified period of time following termination of an optionee's employment or position as a director or consultant with APC.

A summary of the status of APC's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
			Shares in thousands			
Outstanding at beginning of year	**20,184**	**$14.27**	17,649	$15.31	19,002	$15.26
Granted	**249**	**16.22**	4,603	11.08	574	14.36
Exercised	**(3,340)**	**12.57**	(305)	10.09	(754)	10.05
Terminated	**(911)**	**14.43**	(1,763)	17.09	(1,173)	17.20
Outstanding at end of year	**16,182**	**14.64**	20,184	14.27	17,649	15.31
Exercisable at end of year	**10,791**	**15.41**	10,834	14.86	8,454	14.55
Shares available at end of year for future grants	**11,736**		11,084		4,424	

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
		Shares in thousands			
$4.56 - $6.82	233	2.2	$ 4.75	233	$ 4.75
$8.30 - $11.69	4,823	7.7	$10.68	1,772	$10.12
$12.43 - $17.71	8,106	6.1	$14.00	6,332	$14.18
$19.30 - $24.80	2,855	6.3	$23.02	2,324	$23.02
$29.00 - $31.13	165	6.3	$30.63	130	$30.71
	16,182	6.5	$14.64	10,791	$15.41

Stock Purchase Plan

On April 21, 1997, APC's shareholders approved an Employee Stock Purchase Plan (the Plan) to provide substantially all employees an opportunity to purchase shares of its common stock through payroll deductions, in an aggregate amount up to 10% of eligible compensation. Semiannually, participant account balances are used to purchase shares of stock at the lesser of 85% of the fair market value of shares on the grant date or the exercise date. The aggregate number of shares purchased by an employee may not exceed 3,000 shares annually (subject to limitations imposed by the Internal Revenue Code). The employee stock purchase plan expires on February 11, 2007. A total of 2.0 million shares are available for purchase under the Plan. During 2003, under the Plan, 77,171 shares were issued at $11.64 per share and 68,331 shares were issued at $13.51 per share. During 2002, under the Plan, 86,131 shares were issued at $10.92 per share and 79,838 shares were issued at $10.85 per share. During 2001, under the Plan, 102,079 shares were issued at $11.17 per share and 98,851 shares were issued at $10.94 per share.

12. Retirement Benefits

Employee Savings Plan

On May 1, 1997, APC established an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, covering substantially all North American employees. The Savings Plan allows eligible employees to contribute up to 15% of their compensation on a pre-tax basis subject to certain limitations. APC matches, with its common stock, 100% of the first 3% of employee contributions plus 50% of the next 3% of employee contributions. Employees are fully vested in their employer matching contributions. Employees may diversify employer matching contributions to other investment options available under the Savings Plan. Effective July 1, 2003, APC's Employee Stock Ownership Plan (ESOP) covering substantially all employees in North America was merged into the Savings Plan.

Employee Stock Ownership Plans

At December 31, 2003, APC had a noncontributory ESOP covering substantially all employees in Ireland. Contributions to the ESOP are based on a percentage of eligible compensation and are determined by APC's Board of Directors at its discretion, subject to the limitations established by Ireland tax laws. The Ireland ESOP held 167,766 shares, 179,238 shares, and 179,238 shares of common stock at December 31, 2003, December 31, 2002, and December 31, 2001, respectively. No shares were contributed to the ESOP in 2003, 2002 or 2001.

APC also contributes to Company sponsored and government sponsored pension and retirement programs in several foreign locations.

APC's pension and retirement benefit contributions in 2003, 2002 and 2001 amounted to approximately $10.4 million, $7.9 million, and $9.2 million, respectively.

13. Operating Segment and Geographic Information

Segment accounting policies are the same as policies described in Note 1.

Basis for Presentation

APC operates primarily within one industry consisting of three reportable operating segments by which it manages its business and from which various offerings are commonly combined to develop a total solution for the customer. These efforts primarily incorporate the design, manufacture, and marketing of power protection equipment and related software and accessories for computer, communications, and related equipment. APC's three segments are: Small Systems, Large Systems, and Other. Each of these segments address global markets.

The Small Systems segment develops power solutions for servers and networking equipment commonly used in local area and wide area networks and for personal computers and sensitive electronics. Major product offerings include the Smart-UPS, Matrix-UPS, Symmetra Power Array and Back-UPS family of UPSs. Also included are the SurgeArrest surge suppressors as well as cabling and connectivity products. Additional accessories and software products are offered to enhance the management of these networks. Products include PowerChute software, MasterSwitch power distribution units and NetShelter server enclosures. Products are sold to home and commercial users primarily through an indirect selling model consisting of computer distributors and dealers, value added resellers, mass merchandisers, catalog merchandisers, E-commerce vendors, and strategic partnerships.

The Large Systems segment produces large system solutions that provide power and availability solutions for data centers, facilities and communications equipment. Product offerings include Silcon

UPSs, NetworkAIR cooling equipment, DC-power systems, and major components of InfraStruXure systems products are sold to commercial users primarily through an indirect selling model consisting of value added resellers and strategic partnerships.

In the fourth quarter of 2001, APC acquired select inventory and related technology associated with outside plant, networking power product lines from ARRIS Group, Inc. for $10.3 million paid in cash. The product lines were acquired from ARRIS' EnergyLink family of power supplies, enclosures and equipment for network broadband power, including the TSP (Total System Power) line. The product lines are designed for outdoor use, commonly installed on utility poles or adjacent to fiber nodes, and provide back-up power for broadband cable applications. The combination of the Arris product line and APC's PowerShield products provide a comprehensive broadband power product line. Beginning in 2002, both offerings are included in the Large Systems segment. Prior to 2002, APC's PowerShield products were classified in the Small Systems segment. In 2002, the PowerShield products were reclassified to the Large Systems segment along with the other broadband solutions from the ARRIS acquisition which share similar product applications and economic characteristics more closely matching the Large Systems segment.

The Other segment principally consists of notebook computer accessories and replacement batteries.

APC measures the profitability of its segments based on gross margin. Segment gross margins exclude certain expenses which are managed outside the reportable segments. Costs excluded from segment profit are operating expenses, primarily consisting of R&D, selling and corporate expenses, and income taxes. In addition, a charge in 2003 associated with the settlement of a claim for the infringement of intellectual property; 2003 and 2002 product recall provision; 2002 and 2001 restructuring charges; 2002 impairment of assets held-for-sale; and our 2001 excess inventory provision have not been allocated to our operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with our classification for our internal financial reporting. Expenditures for additions to long-lived assets are not tracked or reported by the operating segments, although depreciation expense is allocated to and reported by the operating segments.

During the fourth quarter of 2003, gross margin was determined to be the most reliable and meaningful measure of segment profitability for the purpose of executive management's allocating resources to and assessing the performance of APC's operating segments for 2003 and future periods. Prior period amounts have been restated on this basis in accordance with the requirements of Statement of Financial Accounting Standards No. 131, "*Disclosures about Segments of an Enterprise and Related Information.*"

APC closely monitors the credit worthiness of its customers, adjusting credit policies and limits as deemed necessary. Two computer distributor customers, Tech Data Product Management and Ingram Micro, accounted for approximately 14.1% and 10.0%, respectively of net sales in 2003, 14.4% and 13.2%, respectively, of net sales in 2002, and 13.3% and 15.5%, respectively, of net sales in 2001. The majority of our sales to Tech Data Product Management and Ingram Micro are included in the Small Systems segment.

Summary operating segment information is as follows:

	2003	2002	2001
		In thousands	
Segment net sales			
Small Systems	**$1,146,799**	$1,056,140	$1,149,175
Large Systems	**240,007**	182,074	210,664
Other	**69,142**	54,773	38,893
Total segment net sales	**1,455,948**	1,292,987	1,398,732
Shipping and handling revenues	**8,850**	7,038	6,052
Total net sales	**$1,464,798**	$1,300,025	$1,404,784
Segment profits (losses)			
Small Systems	**$ 552,291**	$ 484,899	$ 500,859
Large Systems	**48,480**	17,626	(2,274)
Other	**40,277**	30,475	22,994
Total segment profits	**641,048**	533,000	521,579
Shipping and handling net costs	**30,237**	21,705	20,777
Provision for intellectual property infringement claim	**4,000**	—	—
Product recall provision (update)	**(5,500)**	19,600	—
Restructuring charges	**—**	7,202	8,606
Impairment of assets held-for-sale	**—**	3,203	—
Provision for excess inventory	**—**	—	12,370
Other indirect operating expenses	**383,196**	330,343	334,973
Other income, net	**9,990**	10,889	13,700
Earnings before income taxes and cumulative effect of accounting change	**$ 239,105**	$ 161,836	$ 158,553
Segment depreciation			
Small Systems	**$ 15,607**	$ 16,890	$ 19,175
Large Systems	**5,500**	5,338	6,389
Other	**412**	282	58
Total segment depreciation	**21,519**	22,510	25,622
Corporate	**14,100**	17,155	18,755
Total depreciation	**$ 35,619**	$ 39,665	$ 44,377

Summary geographic information is as follows:

	2003	2002	2001
		In thousands	
Net sales			
United States	**$ 658,672**	$ 625,347	$ 731,623
North and Latin America excluding United States	**78,852**	85,158	71,973
Europe, Middle East, and Africa	**467,150**	372,614	370,483
Far East	**260,124**	216,906	230,705
	$1,464,798	$1,300,025	$1,404,784

Sales are attributed to geographic regions based on location of customer. No individual foreign country is material in relation to total net sales.

Summary geographic information is as follows (cont.):

	2003	2002	2001
		In thousands	
Capital expenditures			
United States	**$ 10,809**	$ 7,395	$ 15,382
Europe	**4,559**	4,119	7,602
Philippines	**1,332**	1,827	9,237
Other Far East	**4,354**	4,320	11,671
Latin America	**555**	1,894	3,967
	$ 21,609	$ 19,555	$ 47,859
Long-lived assets			
United States	**$ 153,051**	$ 176,166	$ 140,192
Europe	**87,803**	84,531	135,363
Philippines	**36,315**	37,003	51,740
Other Far East	**25,022**	24,497	21,209
Latin America	**5,578**	5,841	4,769
	$ 307,769	$ 328,038	$ 353,273

14. Litigation

As previously reported in APC's Form 10-Q for the quarterly periods ended June 29, 2003 and September 28, 2003, on June 24, 2003, SL Waber, Inc., petitioned the United States District Court for the District of New Jersey (the "Court") to reopen the SL Waber, Inc. v. American Power Conversion Corporation lawsuit originally filed by SL Waber, Inc. on August 20, 1997 alleging infringement of two United States patents. In a March 22, 1999 order, the Court dismissed one of the patents from the litigation and, in response to APC's July 14, 1998 request that the United States Patent and Trademark Office conduct a reexamination of the remaining patent, administratively terminated the lawsuit pending the completion of the reexamination. In its March 22, 1999 order, the Court granted SL Waber, Inc. the right to petition the Court to reopen the case after the reexamination was completed. The reexamination of the remaining patent was completed on June 3, 2003 and SL Waber, Inc. petitioned the Court on June 24, 2003 to reopen the lawsuit. On July 9, 2003, the Court reopened the lawsuit. SL Waber, Inc. sought unspecified damages and injunctive relief. On February 5, 2004, APC announced that it had entered into an agreement with SLW Holdings, Inc. (formerly known as SL Waber, Inc.) and SL Industries, Inc. (collectively "Waber") to license patent rights relating to uninterruptible power supply technology from Waber. In return for the patent license, APC agreed to pay Waber a lump sum of $4 million in cash and both APC and Waber agreed to dismiss with prejudice the patent infringement lawsuit filed by Waber in 1997.

As previously reported in APC's Form 10-Q for the quarterly periods ended March 30, 2003, June 29, 2003, and September 28, 2003, on January 10, 2003, Powerware Corporation filed in the United States District Court for the Eastern District of North Carolina (the "Court") a complaint alleging infringement of three United States patents. On May 7, 2003, Powerware Corporation filed with the Court an amended complaint modifying its allegations of infringement regarding the Powerware Patents. APC was served with the amended complaint on May 9, 2003. Powerware Corporation is seeking unspecified damages and injunctive relief. On May 28, 2003, APC filed its answer to the amended complaint and on June 17, 2003 APC filed its first amended answer and counterclaims alleging infringement by Powerware Corporation of three United States patents owned by APC. On July 3, 2003, Powerware Corporation filed its answer to counterclaims.

On February 5, 2004, Liebert Corporation and Zonatherm Products, Inc., Liebert's sales representative firm in the Chicago area, filed a lawsuit in the Circuit Court of Cook County, Illinois, Chancery Division (the "Court") against APC, Aerico, LLC, a sales representative firm formed by former employees of Zonatherm Products, and the former employees of Zonatherm Products who formed Aerico, LLC. The lawsuit alleges willful violation of the Illinois Trade Secrets Act, tortuous interference with contract, tortuous interference with prospective economic advantage, civil conspiracy and conspiracy to breach fiduciary duties. Liebert and Zonatherm are seeking compensatory and punitive damages and injunctive relief. On February 18, 2004, the Court denied plaintiffs' motion for a temporary restraining order.

In addition, APC is involved in various other claims and legal actions arising in the ordinary course of business.

While management currently believes that resolving all pending legal matters, individually or in aggregate, will not have a material adverse impact on APC's financial position, the litigation and other claims noted above are subject to inherent uncertainties, including the risk of an unfavorable outcome, and management's view of these matters may change in the future. An unfavorable outcome could include monetary damages or, in cases where injunctive relief is sought, an injunction prohibiting certain activities. Were an unfavorable final outcome to occur, there exists the possibility of a material adverse impact on APC's financial position, cash flows and results of operations for the period in which the effect becomes reasonably estimable.

15. Fair Value of Financial Instruments

The carrying amounts of cash, cash equivalents, short term investments, accounts receivable, short-term debt, accounts payable, and accrued liabilities approximate their fair values because of the short duration of these instruments.

16. Commitments

APC has several non-cancelable operating leases, primarily for warehousing and office space, expiring at various dates through 2012. These leases contain renewal options for periods ranging from one to nine years and require APC to pay its proportionate share of utilities, taxes, and insurance. Rent expense under these leases for 2003, 2002 and 2001 was $8.4 million, $8.0 million, and $7.7 million, respectively.

Future minimum lease payments under these non-cancelable leases are: 2004—$7.7 million; 2005—$6.1 million; 2006—$3.9 million; 2007—$2.9 million; 2008—$2.1 million; and $4.9 million thereafter.

17. Contingencies

APC has agreements with the Industrial Development Authority of Ireland (IDA) under which it receives grant monies for costs incurred for machinery, equipment, and building improvements for its Galway and Castlebar facilities equal to 40% and 60%, respectively, of such costs up to a maximum of $13.1 million for Galway and $1.3 million for Castlebar. Such grant monies are subject to APC meeting certain employment goals and maintaining operations in Ireland until termination of the respective agreements. The total cumulative amounts of capital grant claims submitted and received through December 31, 2003 for the Galway facility were approximately $12.7 million and $12.7 million, respectively. The total cumulative amount of capital grant claims submitted through December 31, 2003 for the Castlebar facility was $0.5 million; no capital grant claims had been received for the Castlebar facility. Under separate agreements with the IDA, APC receives direct reimbursement of training costs at its Galway and Castlebar facilities for up to $3,000 and $12,500, respectively, per new employee hired. The total cumulative amounts of training grant claims submitted and received through December 31, 2003 for the Galway facility were approximately $1.4 million and $1.4 million, respectively. The total cumulative amount of training grant claims submitted and received through December 31, 2003 for the Castlebar facility were approximately $1.4 million and $1.0 million, respectively.

In addition, APC executed agreements in 1994 with an unrelated company to acquire the 280,000 square foot manufacturing and distribution facility presently occupied in Galway, Ireland for one (1) Irish Pound (equivalent to approximately $1.50). As additional consideration for the facility, APC assumed a contingent liability of approximately €4.4 million (US$5.6 million) as part of APC's agreement with the IDA. The contingent liability is canceled upon successful completion of the terms of the agreement.

18. Quarterly Financial Data (Unaudited)

APC adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. In connection its with adoption of Statement 142, APC recorded a non-cash charge equal to the goodwill balance associated with its Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on APC's liquidity.

The following is a summary of quarterly results of operations in thousands except per share amounts:

	Q1	Q2	Q3	Q4
2003				
Net sales	**$308,975**	**$331,496**	**$393,701**	**$430,626**
Gross profit	**$125,914**	**$136,012**	**$172,884**	**$177,373**
Net income	**$ 29,979**	**$ 33,109**	**$ 55,835**	**$ 58,015**
Basic earnings per share	**$ 0.15**	**$ 0.17**	**$ 0.28**	**$ 0.29**
Basic weighted average shares outstanding	**196,397**	**196,717**	**197,638**	**198,915**
Diluted earnings per share	**$ 0.15**	**$ 0.17**	**$ 0.28**	**$ 0.28**
Diluted weighted average shares outstanding	**199,765**	**199,993**	**201,649**	**204,278**
2002				
Net sales	$296,712	$308,200	$337,143	$357,970
Gross profit	$102,301	$117,693	$136,995	$126,718
Earnings before cumulative effect of accounting change	$ 16,573	$ 29,643	$ 42,015	$ 28,291
Cumulative effect of accounting change, net of income taxes of $15,459 (Note 6)	$ 34,500	$ —	$ —	$ —
Net income (loss)	$(17,927)	$ 29,643	$ 42,015	$ 28,291
Basic earnings per share:				
Basic earnings per share before cumulative effect of accounting change	$ 0.08	$ 0.15	$ 0.21	$ 0.14
Cumulative effect of accounting change, net of tax	$ (0.17)	$ —	$ —	$ —
Basic earnings (loss) per share	$ (0.09)	$ 0.15	$ 0.21	$ 0.14
Basic weighted average shares outstanding	195,828	195,918	196,049	196,301
Diluted earnings per share:				
Diluted earnings per share before cumulative effect of accounting change	$ 0.08	$ 0.15	$ 0.21	$ 0.14
Cumulative effect of accounting change, net of tax	$ (0.17)	$ —	$ —	$ —
Diluted earnings (loss) per share	$ (0.09)	$ 0.15	$ 0.21	$ 0.14
Diluted weighted average shares outstanding	197,388	196,917	196,631	197,880

19. Subsequent Event

On February 9, 2004, APC's Board of Directors declared a quarterly dividend, payable on March 17, 2004 to shareholders of record as of February 25, 2004. It is the intention of the Board of Directors to pay a comparable quarterly dividend on a going forward basis contingent upon continued capital availability and a determination that cash dividends continue to be in the best interests of APC and its shareholders.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(A) Evaluation of disclosure controls and procedures

Our chief executive officer and our chief financial officer, after evaluating the effectiveness of APC's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c)) as of a date (the "Evaluation Date") as of the end of the period covering this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

(B) Changes in internal controls over financial reporting

There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

Part III

Item 10. Directors and Executive Officers of the Registrant

The information set forth under the captions "Number and Election of Directors" and "Section 16 Requirements" appearing in APC's definitive Proxy Statement for the 2004 Annual Meeting of Shareholders is incorporated herein by reference. The information under the captions "APC's Executive Officers" and "Corporate Governance" in Item 1 of this Form 10-K is incorporated herein by reference.

Our policy governing transactions in our securities by directors, officers and employees permits our officers, directors and employees to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. We have been advised that two members of our Board of Directors, Neil E. Rassmussen and Emanuel E. Landsman, and one executive officer, Donald M. Muir, have each entered into a trading plan in accordance with Rule 10b5-1. We anticipate that, as permitted by Rule 10b5-1, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 in our future quarterly and annual reports on Form 10-Q and 10-K filed with the U.S. Securities and Exchange Commission. However, we undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such current quarterly and annual reports as required by laws or regulations.

Code of Ethics

APC has adopted a Code of Ethics and Business Conduct that applies to all of our employees, officers and directors (including our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions), and has posted the text of the Code of Ethics and Business Conduct on our web site at *www.apc.com* under the "Corporate Governance" link contained in the "Investors" section. We intend to disclose on this web site future amendments to certain provisions of our Code of Ethics and Business Conduct, and waivers of such provisions granted to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions.

Item 11. Executive Compensation

The information set forth under the captions "Executive Compensation," "Compensation of Directors," "Report of the Compensation and Stock Option Committee," "Employment Contract and Change-in-Control Agreements," "Performance Graph" and "Section 16 Requirements" appearing in APC's definitive Proxy Statement for the 2004 Annual Meeting of Shareholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information set forth under the captions "Management and Principal Holders of Voting Securities" and "Equity Compensation Plan Information" appearing in APC's definitive Proxy Statement for the 2004 Annual Meeting of Shareholders is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information set forth under the caption "Certain Relationships and Related Transactions" appearing in APC's definitive Proxy Statement for the 2004 Annual Meeting of Shareholders is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth under the caption "Ratification of Appointment of Independent Auditors" appearing in APC's definitive Proxy Statement for the 2004 Annual Meeting of Shareholders is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Documents filed as part of Form 10-K

1. Consolidated Financial Statements

APC's consolidated financial statements have been included in Item 8 of this report.

Consolidated Balance Sheets as of December 31, 2003 and 2002
Consolidated Statements of Income for each of the three years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Changes in Shareholders' Equity for each of the three years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Cash Flows for each of the three years ended December 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

2. Consolidated Financial Statement Schedules

Schedule Number	Description	Page Number
II	Valuation and Qualifying Accounts and Reserves	70

Schedules other than those listed above have been omitted since they are either not required or the information required is included in the consolidated financial statements or the notes thereto.

KPMG LLP's reports with respect to the above listed consolidated financial statements and consolidated financial statement schedule are included herein on pages 66 and 67.

3. Exhibit Listing

Exhibit Number	Description
3.01	Articles of Organization of APC, as amended
3.02	By-Laws of the registrant, as amended and restated
4.01	Shareholder Rights Agreement, dated as of September 2, 1999, between APC and BankBoston, N.A.
4.02	Stock Purchase Agreement dated as of April 28, 2000, by and among ABL Acquisition Corporation, Randall R. Amon, Daniel Bryan, William C. Litsinger III, Jack L. Ottenheimer and Kevin W. Campion
10.01	1987 Stock Option Plan of APC (X)
10.02	Form of Incentive Stock Option Agreement under APC's 1987 Stock Option Plan (X)
10.03	Form of the Non-Qualified Stock Option Agreement under APC's 1987 Stock Option Plan (X)
10.04	APC's Employee Stock Ownership Plan Trust Agreement dated December 30, 1987 (X)
10.05	APC's Employee Stock Ownership Plan dated December 30, 1987, as amended and restated (X)
10.06	Employment Agreement dated June 16, 1986 between APC and Rodger B. Dowdell, Jr. (X)
10.07	Unsecured line of credit agreement dated June 29, 1991 between APC and Rhode Island Hospital Trust National Bank
10.08	Unsecured line of credit agreement dated December 30, 1991 between APC and Fleet National Bank
10.09	Amendment dated December 30, 1992 to Unsecured line of credit agreement between APC and Fleet National Bank
10.10	Grant agreement dated February 16, 1994 between APC and Industrial Development Authority of Ireland
10.11	Contract for Sale dated January 31, 1994 between APC and Digital Equipment International
10.12	Management Agreement dated January 31, 1994 between APC and Digital Equipment International
10.13	License Agreement dated January 31, 1994 between APC (Grantor) and Digital Equipment International (Licensee)
10.14	Grant of Options Agreement dated January 31, 1994 between APC and Digital Equipment International
10.15	Memorandum Agreement dated January 31, 1994 between APC and Digital Equipment International

Exhibit Number	Description
10.16	1993 Non-Employee Director Stock Option Plan (X)
10.17	Letter Agreement dated June 22, 1995 to amend loan agreement dated December 30, 1991 by and between APC and Fleet National Bank
10.18	Letter Agreement dated October 11, 1995 to amend loan agreement dated December 30, 1991 by and between APC and Fleet National Bank
10.19	Purchase and Sale Contract dated April 12, 1995 between APC and Trustees of Normac-Billerica Associates III u/d/t dated October 11, 1979
10.20	American Power Conversion Corporation B.V. Profit Sharing Scheme dated September 25, 1996 (X)
10.21	1997 Non-Employee Director Stock Option Plan of APC (X)
10.22	Amended and Restated 1997 Stock Option Plan of APC (X)
10.23	1997 Employee Stock Purchase Plan of APC (X)
10.24	Form of Change-in-Control Severance Agreement dated as of July 5, 2000 entered into by APC with each of Rodger B. Dowdell, Jr. and Neil E. Rasmussen. (X)
10.25	Form of Change-in-Control Severance Agreement dated as of July 5, 2000 entered into by APC with each of Donald M. Muir, Aaron L. Davis, and Edward D. Bednarcik, and dated as of February 7, 2001 entered into by APC with Edward M. Machala. (X)
21	Subsidiaries of APC
23	Consent of KPMG LLP
31.1	Certification of Rodger B. Dowdell, Jr., Chief Executive Officer, pursuant to Rule 13a-14(a) andRule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Donald M. Muir, Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Rodger B. Dowdell, Jr., Chief Executive Officer, pursuant to Rule 13a-14(b) and Rule 15d-14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of Donald M. Muir, Chief Financial Officer, pursuant to Rule 13a-14(b) and Rule 15d-14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

(X) Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Reports on Form 8-K
None.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
American Power Conversion Corporation:

We have audited the accompanying consolidated balance sheets of American Power Conversion Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Power Conversion Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Providence, Rhode Island
February 9, 2004

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
American Power Conversion Corporation:

Under date of February 9, 2004, we reported on the consolidated balance sheets of American Power Conversion Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which are contained in the annual report on Form 10-K for the year 2003. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule listed in Item 15(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Providence, Rhode Island
February 9, 2004

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN POWER CONVERSION CORPORATION

By: /s/ DONALD M. MUIR — Date: March 15, 2004

Donald M. Muir,
Senior Vice President, Finance and Administration, and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the date indicated.

By: /s/ RODGER B. DOWDELL, JR. — Date: March 15, 2004

Rodger B. Dowdell, Jr.,
Chairman, President, Chief Executive Officer and Director (principal executive officer)

By: /s/ DONALD M. MUIR — Date: March 15, 2004

Donald M. Muir,
Senior Vice President, Finance and Administration, and Chief Financial Officer (principal financial and accounting officer)

/s/ NEIL E. RASMUSSEN — Date: March 15, 2004

Neil E. Rasmussen,
Senior Vice President, Chief Technology Officer and Director

/s/ EMANUEL E. LANDSMAN — Date: March 15, 2004

Emanuel E. Landsman,
Vice President and Director

/s/ ERVIN F. LYON — Date: March 15, 2004

Ervin F. Lyon,
Director

/s/ JAMES D. GERSON

James D. Gerson,
Director

Date: March 15, 2004

/s/ JOHN G. KASSAKIAN

John G. Kassakian,
Director

Date: March 15, 2004

/s/ JOHN F. KEANE, SR.

John F. Keane, Sr.
Director

Date: March 15, 2004

/s/ ELLEN B. RICHSTONE

Ellen B. Richstone
Director

Date: March 15, 2004

Schedule II

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

For the years ended December 31, 2003, 2002 and 2001

Valuation accounts deducted from assets to which they apply:

	Balance at Beginning of Year	Charged to Costs and Expenses	Write Offs/ Allowances Taken	Balance at End of Year
		In thousands		
Allowance for Doubtful Accounts Receivable				
2003	**$17,855**	**$ 5,279**	**$(4,147)**	**$18,987**
2002	$18,712	$ 3,890	$(4,747)	$17,855
2001	$20,085	$ 4,775	$(6,148)	$18,712
Inventory Reserve				
2003	**$37,164**	**$ 6,600**	**$(4,998)**	**$38,766**
2002	$32,850	$10,780	$(6,466)	$37,164
2001	$20,481	$18,015	$(5,646)	$32,850
Deferred Tax Asset Valuation Allowance				
2003	**$ 2,434**	**$ 1,084**	**$ —**	**$ 3,518**
2002	$ 1,659	$ 775	$ —	$ 2,434
2001	$ —	$ 1,659	$ —	$ 1,659

Board of Directors

Rodger B. Dowdell, Jr.
Chairman, President and Chief Executive Officer
American Power Conversion Corporation

James D. Gerson
Retired Vice President, Fahnestock & Co.

John G. Kassakian
MIT Professor of Electrical Engineering
Director, MIT Laboratory for Electromagnetic and Electronic Systems

John F. Keane, Sr.
Founder and Chairman of the Board of Directors
Keane, Inc.

Emanuel E. Landsman
Vice President
American Power Conversion Corporation

Ervin F. Lyon
Retired, MIT Lincoln Labs

Neil E. Rasmussen
Senior Vice President and Chief Technical Officer
American Power Conversion Corporation

Ellen B. Richstone
President and Chief Executive Officer
Entrepreneurial Resources Group

Executive Officers

Rodger B. Dowdell, Jr.
Chairman, President and Chief Executive Officer

Neil E. Rasmussen
Senior Vice President and Chief Technical Officer

Edward W. Machala
Senior Vice President, Operations and Chief Operations Officer

Donald M. Muir
Senior Vice President, Finance & Administration, and Chief Financial Officer

Emanuel E. Landsman
Vice President

Aaron L. Davis
Vice President, Marketing Communications

Edward D. Bednarcik
Vice President, Global Sales

American Power Conversion Corporation Corporate Headquarters

132 Fairgrounds Road
West Kingston, Rhode Island USA 02892
(401) 789-5735
www.apc.com

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P. O. Box 43010
Providence, RI 02940-3010
Toll Free Number: 800-733-5001
Toll Number: 781-575-3400
http://www.equiserve.com

Annual Meeting

An Annual Meeting of Shareholders of the Company will be held on Thursday, June 10 at 10:00 a.m. local time, Radisson Hotel Milford, The Regency Room, 11 Beaver Street, Milford, MA 01757, (508) 478-7010.

Common Stock

Common Stock of American Power Conversion Corporation is traded on The Nasdaq Stock Market® under the symbol APCC, and on the Pacific Exchange Inc. under the symbol ACC.

Auditors

KPMG LLP
600 Fleet Center
Providence, Rhode Island 02903

Outside Corporate Counsel

Testa, Hurwitz & Thibeault, LLP
High Street Tower
125 High Street
Boston, Massachusetts 02110

Shareholder Information

Additional copies of the Company's Annual Report on Form 10-K are available to shareholders on request without charge. Send requests to:
APC
Attn: Investor Relations
132 Fairgrounds Road
West Kingston, Rhode Island 02892
You may telephone requests to our investor relations line at (401) 789-5735, ext. 2994; or e-mail requests to: investorrelations@apcc.com

Visit the investor relations page on APC's Web site to review up to date information on APC: http://investor.apcc.com

APC's 2003 Annual Report was produced by the APC Marketing Communications and Finance Teams, and Walsh & Associates. Rodger B. Dowdell, Jr. photo by johnmadere.com

996-2850A

OUR VISION APC products ensuring availability wherever data is created, transmitted or stored.

OUR MISSION To create delighted customers by improving the manageability, availability and performance of information and communication systems through the rapid delivery of innovative solutions to real customer problems.

OUR PHILOSOPHY

To listen to our customers. Their wants, needs and wishes are our strategic blueprint.

To justify our expenditures as they relate to our goals.

To quantify all aspects of our business in order to create benchmarks for success.

To emphasize quality. We believe that good enough never is.

To respond quickly and decisively to opportunity.

To create an environment where ideas are encouraged, recognized and rewarded.

To help employees grow personally and professionally.

To work together toward our goals and be rewarded together when they are achieved.

To commit to leadership in every aspect of our business.

To maintain high standards in our business ethics, financial reporting and internal control systems.

COMPANY PROFILE Incorporated in 1981, American Power Conversion Corporation (APC) designs, manufactures and markets products and services that improve the reliability, productivity and availability of information systems worldwide by protecting hardware and data from the ongoing threat of power and environmental disturbances.

Our solutions include surge suppressors, uninterruptible power supplies (UPSs), DC-based power systems, precision cooling equipment, cabling and connectivity solutions, power conditioning equipment, mobile accessories, and related software, as well as professional and consulting services for communications, computer and computer-related equipment.

Protected applications include facilities, sites, mainframe computers, data centers, wide area networks (WANs), local area networks (LANs), Internet and intranet equipment, personal computers, telecommunications equipment, home and office workstations, and a variety of consumer electronics. We also protect these applications against power problems on data, network, serial, coaxial (CATV) and telephone lines.

Legendary Reliability®

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